                                         FORM 18-K/A

                 For Foreign Governments and Political Subdivisions Thereof

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                     AMENDMENT NO. 12 TO
                                        ANNUAL REPORT
                                             of
                                     PROVINCE OF ONTARIO
                                          (Canada)
                                    (Name of Registrant)

                           Date of end of last fiscal year: March 31, 2002

                                   SECURITIES REGISTERED*
                            (As of the close of the fiscal year)

      Title of Issue               Amounts as to which           Names of exchanges
                                   registration is effective     on which registered

      N/A                          N/A                           N/A

                Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                        Jamal Khokhar
                                         Counsellor
                                      Canadian Embassy
                                501 Pennsylvania Avenue N.W.
                                   Washington, D.C. 20001

                                         Copies to:
                                       Brice T. Voran
                                     Shearman & Sterling
                             Commerce Court West, 199 Bay Street
                              Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                     PROVINCE OF ONTARIO

     In  connection  with  the  issuance  by the  Province  of  Ontario  of U.S.
$1,000,000,000  2.65% Bonds due December 15, 2006,  the  undersigned  registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31,
2002 (the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit (p)    Fiscal  Agency  Agreement,  dated  as of  November  26,2003, including the form of Bonds;  Underwriting Agreement,  dated as of November 19, 2003,  including  the names and addresses of the  Underwriters;  Opinion of the Legal  Counsel,  Legal
                    Services  Branch,  Ministry  of Finance of the  Province  of
                    Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

                                          SIGNATURE

               Pursuant to the  requirements  of the  Securities  Exchange  Act of 1934,  the
registrant  has duly caused this  amendment  to the annual  report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                            PROVINCE OF ONTARIO
                                            (Name of registrant)

November 26, 2003                           By:    /s/ Gadi Mayman
                                                -------------------------------------------------
                                                Name:     Gadi Mayman
                                                Title:    Executive Director
                                                          Capital Markets Division
                                                          Ontario Financing Authority

                                        Exhibit Index

Exhibit (p)    Fiscal Agency Agreement,  dated as of November 26,2003, including the form of Bonds;  Underwriting Agreement,  dated as of November
               19, 2003,  including the names and addresses of the Underwriters;
               Opinion of the Legal Counsel, Legal Services Branch,  Ministry of
               Finance of the Province of Ontario,  including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of
               Expenses.

                                                                        EXHIBIT (p)

                                                                                Fiscal Agency Agreement
                                                                                CONFORMED COPY

                                                PROVINCE OF ONTARIO

                                                U.S.$1,000,000,000

                                         2.65% BONDS DUE DECEMBER 15, 2006

                                               ____________________

                                              FISCAL AGENCY AGREEMENT
                                               ____________________

                                           Dated as of November 26, 2003

                                                PROVINCE OF ONTARIO

                  FISCAL  AGENCY  AGREEMENT  dated as of November  26,  2003,  between the Province of Ontario (the
"Province")  and The Bank of New York, a  corporation  organized  and  existing  under the laws of the State of New
York, as fiscal agent, transfer agent, registrar and principal paying agent.

1.       Underwriting  Agreement.  The Province  entered into an  underwriting  agreement  dated  November 19, 2003
(the  "Underwriting  Agreement")  with the several  underwriters  listed on Schedule II thereto  providing  for the issue and sale by the Province of  U.S.$1,000,000,000  aggregate  principal  amount of 2.65% Bonds due December 15,
2006 (the "Bonds").

2.       Appointment of Registrar;  Paying Agents;  Additional  Transfer  Agent.  (a) The Province  hereby appoints
The Bank of New York, at present having its principal  office at 101 Barclay  Street,  New York, New York 10286, in the  Borough  of  Manhattan,  The City and State of New York,  as  fiscal  agent,  transfer  agent,  registrar  and principal  paying agent of the Province for the Bonds,  upon the terms and  conditions  set forth herein.  The Bank of New York  accepts  such  appointments,  and along with its  successors  as such fiscal  agent,  transfer  agent, registrar and principal paying agent is hereinafter referred to as the "Registrar".

(b)      The Province may from time to time appoint one or more  additional  agents  (hereinafter  called a "Paying
Agent" or the "Paying  Agents") for the payment  (subject to the applicable laws and  regulations) of the principal of and  interest  and  Additional  Amounts (as defined in the terms and  conditions  of the Bonds),  if any, on the
Bonds at such place or places as the  Province  may  determine  pursuant to a written  paying  agency  agreement (a
"Paying Agency  Agreement").  The Province may at any time terminate the  appointment of any Paying Agent provided, however,  that for so long as the Bonds are listed on the  Luxembourg  Stock  Exchange  and the rules of such stock exchange  so  require,  the  Province  will  maintain a paying  agent in  Luxembourg.  The  Province  will keep the
Registrar informed as to the name,  address,  and telephone and facsimile numbers of each Paying Agent appointed by it and will notify the Registrar of the  resignation  of any Paying Agent.  The Province,  with the  acknowledgment of the  Registrar,  has appointed  Banque  Generale du Luxembourg  S.A. as its initial  Paying Agent in Luxembourg.
The Registrar  shall arrange with each Paying Agent for the payment,  as provided  herein,  of the principal of and interest  and  Additional  Amounts,  if any, on the Bonds on terms  approved by the  Province  (further  references herein to principal and interest shall be deemed to also refer to any Additional Amounts).

(c)      The  Province  may  from  time to time  appoint  one or  more  additional  agents  for the  processing  of applications for  registration of transfer or exchange of fully  registered  Bonds in definitive form  (hereinafter referred to as an "Additional  Transfer Agent" or "Additional  Transfer  Agents" and,  together with the Registrar, in its capacity as transfer  agent of the  Province,  the "Transfer  Agents" or  individually  a "Transfer  Agent")
pursuant to a written  transfer  agency  agreement (a "Transfer  Agency  Agreement").  The Province may at any time terminate the  appointment of any  Additional  Transfer  Agent;  provided,  however,  that as long as the Bonds are listed on the Luxembourg Stock Exchange,  and the rules of such exchange so require,  the Province will maintain an
Additional  Transfer Agent in  Luxembourg.  The Province will keep the Registrar  informed as to the name,  address and  telephone  and  facsimile  numbers of each  Additional  Transfer  Agent  appointed  by it and will  notify the
Registrar of the  resignation or termination of the  appointment of any Additional  Transfer  Agent.  The Province,
with the  acknowledgment  of the  Registrar,  has appointed  Banque  Generale du Luxembourg  S.A. as its Additional
Transfer Agent in Luxembourg.

3.       Form.  (a) The Bonds shall  initially be issued in the form of two fully  registered  global  certificates without  coupons (such  registered  global  certificates  and any registered  global  certificates  issued upon any transfer or exchange thereof or in replacement  therefor are hereinafter  referred to as the "Global  Bonds").  The
Global Bonds shall be registered  in the name of Cede & Co., as nominee of The  Depository  Trust  Company  ("DTC")
and  held by The  Bank of New  York  as  custodian  for DTC  ("DTC  Custodian").  As long as DTC or its  respective nominee is the registered  holder of the Global Bonds,  it will be considered the sole owner and registered  holder of the Bonds for all purposes  hereunder  and under the Global Bonds.  None of the  Province,  the Registrar or any
Paying Agent will have any  responsibility  or liability for any aspect of the records relating to or payments made by DTC on account of beneficial  interests in the Global Bonds.  Except as provided in Section 6 hereof,  owners of beneficial  interests in the Global Bonds will not be entitled to have Bonds  registered  in their names,  will not receive or be  entitled  to receive  Bonds in  definitive  registered  form and will not be  considered  registered holders  thereof  under this  Agreement.  The Global Bonds will be  substantially  in the form  attached  hereto as
Exhibit 1.

(b)      All Bonds  (including  the Global  Bonds)  shall be executed on behalf of the  Province by the  signature, manual or in facsimile,  of the Minister of Finance or the manual  signature of any one of (i) the Deputy  Minister of  Finance,  or (ii) the Chief  Executive  Officer,  the  Executive  Director,  Capital  Markets  Division  or any
Director,  Capital Markets Division,  all of the Ontario Financing  Authority,  and shall be sealed with the manual or  facsimile  seal of the  Minister of Finance.  In the event that any  official  of the  Province  who shall have signed or whose  facsimile  signature shall appear upon any of the Bonds shall cease to hold such office before the
Bonds so signed shall actually have been  authenticated,  registered or delivered,  such Bonds  nevertheless may be authenticated,  registered  and  delivered  with the same force and effect as though  such  person who signed  such
Bonds had not ceased to be such official of the Province.

4.       Authentication.  The  Registrar  shall,  upon  receipt of Bonds duly  executed and sealed on behalf of the
Province  together  with a  written  order or  orders  to  authenticate  and  deliver  Bonds in a stated  aggregate principal  amount,  (i)  authenticate  and register not more than the said aggregate  principal amount of Bonds and deliver them in  accordance  with the written  order or orders of the Province  and (ii)  thereafter  authenticate, register and deliver Bonds in accordance  with the provisions of Sections 5, 6 and 8 of this  Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and outstanding at any time,  whether in the form of Global  Bonds or Bonds in  definitive  registered  form,  issued in exchange  for the Global  Bonds, shall not exceed  U.S.$1,000,000,000  in aggregate  principal  amount,  plus the aggregate  principal amount of any additional  Bonds issued by the Province  pursuant to any supplement  hereto in accordance  with Section 15 of this
Agreement.

5.       Registration,  Transfers  and  Exchanges.  (a) The  Registrar,  as agent of the Province for such purpose, shall at all times keep at its  principal  office in the Borough of  Manhattan,  The City and State of New York,  a
register or registers  (hereinafter  the  "Register" or  "Registers")  for the  registration  and  registration  of transfers and exchanges of Bonds,  in which shall be entered the names and addresses of the  registered  holders of
Bonds and the principal  amount of and other  particulars  of the Bonds held by them.  Subject to Section 6 hereof, upon  surrender  for  registration  of transfer  of any Bond at said  office,  the  Registrar  shall  authenticate, register  and deliver,  in the name of the  transferee  or  transferees,  a new Bond or Bonds for a like  aggregate principal  amount.  Subject to Section 6 hereof,  upon  surrender  of any Bond at said  office  for  exchange,  the
Registrar  shall  authenticate,  register  and  deliver,  in exchange for such Bond, a new Bond or new Bonds of the appropriate  authorized  denomination(s)  and  for a  like  aggregate  principal  amount  in  accordance  with  the provisions  of the Bonds.  The  Province and the  Registrar  shall not be required to make any exchange of Bonds if as a result  thereof,  the  Province  would  incur  adverse  tax or other  similar  consequences  under the laws or regulations of any jurisdiction in effect at the time of the exchange.

(b)      All new Bonds  authenticated  and delivered by the Registrar upon  registration of transfer or in exchange for Bonds of other  denominations  shall be so dated that neither gain nor loss of interest  shall result from such registration of transfer or exchange.

(c)      All  Bonds  presented  or  surrendered  for  registration  of  transfer,  exchange  or  payment  shall  be accompanied  by a written  instrument  or  instruments  of transfer in form  satisfactory  to the  Registrar,  duly executed by the registered  holder or its attorney duly authorized in writing and with the signatures  thereon duly guaranteed  by a  commercial  bank or trust  company  having its  principal  office in The City of New York or by a member of the New York Stock Exchange.

(d)      The Registrar and each  Additional  Transfer  Agent shall not impose any service  charge on the registered holder on any such  registration  of transfer or exchange of Bonds in the normal course of business;  however,  the
Province may require of the party  requesting such transfer or exchange,  as a condition  precedent to the exercise of any right of transfer or exchange  contained in this Agreement or in the Bonds,  the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith.

(e)      The Province,  the Registrar  and any Paying Agent or  Additional  Transfer  Agent may treat the person in whose name any Bond is  registered  as the  absolute  owner of such Bond for the  purpose of  receiving  payment of principal of and interest on such Bond,  and all other  purposes  whatsoever,  whether or not such Bond be overdue, and none of the Province,  the Registrar,  any Paying Agent or any  Additional  Transfer Agent shall be affected by any notice to the contrary and any such  payment  shall be a good and  sufficient  discharge to the  Province,  the
Registrar and any Paying Agent or Additional Transfer Agent for the amount so paid.

(f)      The  Registrar  shall not be required to register  any  transfer or exchange of Bonds (and any  Additional
Transfer  Agent  shall not be required to accept  presentment  of fully  registered  Bonds in  definitive  form for registration  of  transfer or exchange  by the  Registrar)  during the period (i) from the Regular  Record Date (as defined in the Bonds) to the  Interest  Payment  Date (as  defined in the Bonds) or (ii) from the close of business on the  fifteenth day preceding  the date of early  redemption of the Bonds (the  "Redemption  Record Date") to the
date of early  redemption of the Bonds (the  "Redemption  Date").  For the purposes of any interest payment made in accordance  with Section 7(b) or (c) hereof,  such payment  shall be made to those persons in whose names the Bonds are registered on such Regular Record Date or Redemption Record Date.

(g)      Each Additional  Transfer  Agent,  as agent of the Province for such purpose,  shall maintain an office in its  jurisdiction at which fully  registered Bonds in definitive form may be presented for registration of transfer or exchange by the Registrar in accordance  with this  Agreement.  Each  Additional  Transfer  Agent shall promptly forward to the Registrar all such Bonds  received by it,  together with the written  instrument or  instruments  of transfer referred to above.

6.       Special  Provisions  Relating to Global  Bonds.  (a) Unless any Global Bond is presented by an  authorized representative  of DTC to the Province,  the Registrar or their  respective  agents for  registration  of transfer, exchange or payment,  and any  replacement  Global  Bond  issued is  registered  in the name of a nominee of DTC as requested by such authorized  representative  and any payment is made to such nominee of DTC, any transfer,  pledge or other use of the Global Bonds for value or otherwise  shall be wrongful since the registered  holder thereof has an interest therein.

(b)      Except as provided in this  subparagraph,  Bonds will not be issued in definitive  registered  form. If at any time DTC notifies the Province  that it is unwilling or unable to continue as  depository  for the Global Bonds or if at any time DTC ceases to be a clearing agency  registered  under the United States  Securities  Exchange Act of 1934,  as  amended,  or  otherwise  ceases to be eligible  to be a  depositary,  the  Province  shall  appoint a successor  depositary  with  respect to the Global  Bonds.  If a successor  depositary  for the Global Bonds is not appointed by the Province  within a reasonable  period after the Province  receives such notice or becomes aware of such  ineligibility,  the Province shall execute and seal Bonds in definitive  registered  form, and the Registrar, upon receipt thereof,  shall authenticate and deliver such Bonds in definitive  registered form without coupons, in denominations  of  U.S.$1,000  and  integral  multiples  thereof,  in an  aggregate  principal  amount equal to the aggregate principal amount of the Global Bonds as of the exchange date.

                  The Province may at any time and in its sole  discretion  determine  not to have any of the Bonds held in the form of the Global  Bonds.  In such  event the  Province  shall  execute  and seal Bonds in  definitive registered form, and the Registrar,  upon receipt thereof,  shall authenticate and deliver such Bonds in definitive registered form without coupons,  in denominations of U.S.$1,000 and integral  multiples  thereof,  in an aggregate principal amount equal to the aggregate principal amount of the Global Bonds as of the exchange date.

                  Upon the exchange of the Global Bonds for Bonds in  definitive  registered  form,  the  Registrar shall  cancel such  Global  Bonds and shall  reduce the  holdings  of Cede & Co. on the  Register to nil.  Bonds in definitive  registered  form issued in exchange for the Global Bonds  pursuant to this section  shall be registered in such names as DTC  pursuant  to  instructions  from its direct or  indirect  participants  or  otherwise,  shall instruct the Registrar or the Province.  The Registrar  shall deliver such Bonds in definitive  registered  form to or as directed  by the  persons in whose  names such  definitive  registered  Bonds are so  registered  and, to the extent reasonably  practicable in the circumstances,  shall direct all payments to be made in respect of such Bonds in definitive  registered form to the registered  holders  thereof on or after such exchange  regardless of whether such exchange occurred after the record date for such payment.

                  All Bonds in  definitive  registered  form issued upon the  exchange of the Global Bonds shall be valid  obligations  of the  Province,  evidencing  the same debt,  entitled to the same benefits and subject to the same terms and  conditions  (except  insofar as they  relate  specifically  to a Global  Bond) as the Global  Bonds surrendered upon such exchange.

7.       Payment.  (a) The  Province  will pay to the  Registrar,  in same day funds,  in such coin or  currency of the United  States as at the time of  payment is legal  tender for  payment  of public  and  private  debts,  to an account to be specified  by the  Registrar,  on the day on which the same shall become due (or the next  succeeding
Business  Day if such due date falls upon a day which is not a Business  Day as  defined  below,  unless  such next following  Business Day falls in the next  succeeding  calendar  month,  in which case the related  payment will be made on the  immediately  preceding  Business Day as if made on the date such  payment was due),  all amounts to be paid on the Bonds for principal  and interest on that date as required by the terms of the Bonds,  and the Province hereby  authorizes  and directs the  Registrar,  from the funds so paid to it, to make payment of the principal and interest  in respect of the Bonds in  accordance  with their  terms and the  provisions  set forth  below.  For the purposes of this Section 7(a),  "Business  Day" shall mean a day on which banking  institutions  in The City of New
York,  the City of London and the City of Toronto are not  authorized or obligated by law or executive  order to be closed.

(b)      Payment of principal  of and  interest on the Global  Bonds shall be made by the  Registrar to Cede & Co., as nominee of DTC, in same day funds in accordance with procedures agreed to between the Registrar and DTC.

(c)      Payment of principal in respect of Bonds in  definitive  registered  form issued  pursuant to Section 6(b)
hereof shall be made against  surrender at the office of the  Registrar in the Borough of  Manhattan,  The City and
State of New York or at the office of any Paying Agent  appointed  by the  Province  for such  purpose  pursuant to this  Fiscal  Agency  Agreement  and any  Paying  Agency  Agreement.  Payment  of  interest  due prior to or on the
Maturity Date or on any  Redemption  Date will be made by  forwarding  by post or otherwise  delivering a cheque to the  registered  addresses  of  registered  holders  of  Bonds,  or,  at  the  option  of the  Province,  otherwise transferring  funds to the  registered  holders of the Bonds.  Such cheque  shall be dated the due date for payment and made payable to the order of the registered  holder or, in the case of joint registered  holders,  to the order of all such joint  holders  (failing  instructions  from them to the  contrary) and shall be sent to the address of that one of such  joint  holders  whose  name  stands  first in the  register  as one of such  joint  holders.  The
Registrar  shall mail or otherwise  deliver such cheques to the names and addresses of registered  holders of Bonds sufficiently  in advance of the relevant due date for payment  that receipt of such cheques by  registered  holders on or before the due date is reasonably assured.

(d)      All monies paid to the Registrar  under Section 7(a) of this  Agreement  shall be held by it in a separate account from the moment when such money is received until the time of actual  payment,  in trust for the registered holders  of Bonds to be  applied  by the  Registrar  to  payments  due on the  Bonds at the time and in the  manner provided for in this  Agreement  and the Bonds,  provided  that if the  Registrar  shall fail to duly make any such payment due on the Bonds and, as a result of such failure,  the Province  otherwise duly makes such payments to the registered  holders of Bonds,  the  Registrar  shall  thereupon  hold such monies paid to it under  Section 7(a) in trust for the  Province.  Any money  deposited  with the  Registrar for the payment of the principal or interest in respect of any Bond  remaining  unclaimed for two years after such  principal or interest shall have become due and payable shall be repaid to the Province without  interest,  and the registered holder of a Bond may thereafter look only to the Province for any payment to which such holder may be entitled.

8.       Mutilated,  Destroyed,  Stolen  or Lost  Bond  Certificates.  (a) If any Bond  certificate  is  mutilated, defaced,  destroyed,  stolen or lost, application for replacement shall be made to the Registrar who shall promptly transmit such  application  to the Province.  Such  application  shall be  accompanied  by the mutilated or defaced certificate or proof,  satisfactory to the Province in its  discretion,  of the  destruction,  theft or loss of the certificate,  and upon receipt by the Province of an indemnity  satisfactory  to it, the Province  shall  execute a new  certificate of like tenor,  and upon written  instructions  from the Province,  the Registrar  shall thereupon cancel the  mutilated  or defaced  certificate  and adjust the Register to reflect the  cancellation,  destruction, theft or loss of a certificate,  as the case may be, and  authenticate,  register and deliver such new  certificate in  exchange  for the  mutilated  or defaced  certificate  or in  substitution  for the  destroyed,  stolen or lost certificate.  Such  replacement  certificate  shall be so dated that neither gain nor loss in interest  will result from  such  exchange  or  substitution.  All  expenses  associated  with  procuring  any  indemnity  and  with  the preparation,  authentication  and delivery of a replacement  certificate will be borne by the registered  holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

(b)      Whenever any Bond alleged to have been lost,  stolen or destroyed  for which a  replacement  Bond has been issued is  presented  to the  Registrar,  any Paying  Agent or any  Additional  Transfer  Agent for  payment on the
Maturity Date, the Redemption  Date or for  registration of transfer or exchange,  the Registrar,  the Paying Agent or the Additional  Transfer  Agent,  as the case may be, shall  immediately  notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

9.       Maturity,  Redemption and  Purchases.  (a) Unless  previously  redeemed for tax reasons as provided in the terms and conditions of the Bonds, or repurchased by the Province,  as provided below,  the principal amount of the
Bonds is due and payable on December 15, 2006 (the "Maturity Date").

(b)      In  accordance  with the terms and  conditions  of the  Bonds,  upon  receipt  of a notice to redeem and a certificate  of the  Province,  as set forth in the Bonds,  not less than 30 days and no more than 60 days prior to the  Redemption  Date,  the Registrar  shall cause to be published,  in  accordance  with Section 19(b) hereof,  on behalf of the Province a notice of redemption  stating:  (i) the Redemption  Date; (ii) the redemption  price;  and
(iii) if applicable, the place or places of surrender of the Bonds to be redeemed.

(c)      The Province may, if not in default under the Bonds,  at any time,  purchase Bonds in the open market,  or by tender or by private  contract at any price,  in accordance  with  applicable law and may cause the Registrar to cancel any Bonds so purchased.

(d)      If the  Province  elects to cancel any Bonds  purchased by it when Bonds have been issued in the form of a
Global Bond, it may require the Registrar to register such  cancellation  and to reduce the  outstanding  aggregate principal amount of the Global Bonds in accordance with the regular procedures of DTC in effect at such time,

10.      Cancellation  and  Destruction.  All Bonds which are paid on the Maturity Date or the Redemption  Date, or surrendered  for  registration  of  transfer  or  exchange  for other  certificates  or for  replacement,  shall be cancelled by the Registrar who shall  register such  cancellation.  The  Registrar  shall,  as soon as  practicable after the date of  cancellation  of Bonds  under  this  section or Section  8(a) or the date that the  register  is adjusted to reflect the destruction,  theft or loss of a certificate  pursuant to Section 8(a) hereof,  furnish the
Province with a certificate  or  certificates  stating the serial  numbers and total number of Bonds that have been cancelled.  The Registrar  shall destroy all cancelled  Bonds in accordance  with the  instructions of the Province and shall furnish to the Province,  on a timely basis,  certificates  of  destruction  stating the serial  numbers, dollar value and total number of all Bonds destroyed hereunder.

11.      (a)  Limit on  Liability.  In acting  under  this  Agreement,  the  Registrar,  any  Paying  Agent and any
Additional  Transfer  Agent are  acting  solely as agents of the  Province  and do not  assume  any  obligation  or relationship  of agency or trust for or with any of the  registered  holders  of the Bonds,  except  that all funds held by the  Registrar,  any Paying Agent or Additional  Transfer  Agent for payment of principal or interest shall be held in trust for the registered holders of Bonds as provided in this Agreement.

(b)      Rights and  Liabilities  of Registrar.  The Registrar  shall incur no liability for, or in respect of, any action  taken,  omitted  to be  taken  or  suffered  by it in  reliance  upon  any  Bond,  certificate,  affidavit, instruction,  notice, request,  direction,  order, statement or other paper, document or communications  reasonably believed  by it to be  genuine.  Any  order,  certificate,  affidavit,  instruction,  notice,  request,  direction, statement  or other  communication  from the  Province  made or given by it and sent,  delivered or directed to the
Registrar  under,  pursuant to, or as  permitted  by, any  provision  of this  Agreement  shall be  sufficient  for purposes  of this  Agreement  if such  communication  is in  writing  and signed by any  authorized  officer of the
Province or its attorney duly authorized in writing.

(c)      Right of Agent to Own Bonds.  The Registrar,  each Paying Agent,  and each Additional  Transfer Agent, and their  officers,  directors and  employees,  may become the holder of, or acquire any interest in, any Bonds,  with the same  rights  that it or they  would  have if it were not the  Registrar  or a  Paying  Agent or an  Additional
Transfer Agent hereunder, or they were not such officers,  directors or employees,  and may engage or be interested in any financial or other  transaction  with the Province and may act on, or as  depositary,  trustee or agent for, any committee or body of registered  holders of Bonds or other  obligations of the Province as freely as if it were not the  Registrar or a Paying Agent or an  Additional  Transfer  Agent  hereunder or they were not such  officers, directors or employees.

12.      Expenses and  Indemnity.  (a) In  connection  with the  Registrar's  appointment  and duties as Registrar, the  Province  will pay the  Registrar  compensation  in an amount  separately  agreed upon by the Province and the
Registrar.  The Province  will  indemnify and hold harmless the  Registrar,  each Paying Agent and each  Additional
Transfer Agent against all claims, actions,  demands,  damages, costs, losses or liability which may be incurred by the  Registrar,  any Paying  Agent or any  Additional  Transfer  Agent by reason  of, or in  connection  with,  the
Registrar's,  any Paying Agent's or any Additional  Transfer Agent's appointment and duties as such, except as such result from any negligent act or omission,  bad faith or wilful  misconduct of the  Registrar,  any Paying Agent or any Additional  Transfer Agent or their  respective  directors,  officers,  employees or agents.  In addition,  the
Province  will (i)  indemnify  and hold harmless the DTC Custodian on the same basis as aforesaid in respect of its duties as custodian for DTC but only to the extent the DTC Custodian is not  otherwise  entitled to be  indemnified or held harmless by DTC, and (ii) shall,  pursuant to arrangements  separately  agreed upon by the Province and the
Registrar,  transfer to the Registrar,  upon  presentation  of  substantiating  documentation  satisfactory  to the
Province,  amounts sufficient to reimburse the Registrar for certain out-of-pocket  expenses reasonably incurred by it and by any  Paying  Agent in  connection  with  their  services.  The  obligation  of the  Province  under  this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar.

(b)      The  Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent  agrees to  indemnify  and hold harmless the Province against all claims, actions,  demands,  damages, costs, losses and liabilities arising out of or relating to any negligent act or omission,  bad faith or wilful  misconduct of the Registrar,  such Paying Agent or such  Additional  Transfer  Agent,  as the case may be, or its  respective  directors,  officers,  employees  or agents.  The  obligations  of the  Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent under this paragraph  shall survive  payment of the Bonds and  resignation or removal of the Registrar,  each Paying Agent and each Additional Transfer Agent.

(c)      Each  indemnified  party  shall give  prompt  notice to each  indemnifying  party of any action  commenced against  it in  respect  of which  indemnity  may be sought  under  this Agreement  but  failure  to so notify  any indemnifying  party shall not relieve it from any  liability  which it may have  otherwise  than on account of this indemnity.  An  indemnifying  party may  participate  at its own  expense in the defence of such  action.  If it so elects  within a reasonable  time after  receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal  advisors  chosen by it and  approved by the  indemnified  party  defendant  in such action, unless  such  indemnified  party  reasonably  objects  to such  assumption  on the  ground  that there may be legal defences  available to it which are different from or in addition to those  available to such  indemnifying  party, but an  indemnifying  party may not settle any action  commenced  against an indemnified  party without the written consent of the  indemnified  party. In order to be entitled to an indemnity with respect to a claim  hereunder,  an indemnified  party will not, without the prior written consent of the indemnifying  party,  settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether or not the  indemnifying party is an actual or potential  party to such claim or action).  If an  indemnifying  party assumes the defence of any such action,  the indemnifying  party shall not be liable for any fees or expenses of the legal advisors of the indemnified  party incurred  thereafter in connection with such action.  In no event shall the  indemnifying  party be liable for the fees and expenses of more than one legal advisor for the  indemnified  party in  connection  with any one  action or  separate  but  similar  or related  actions  arising  out of the same  general  allegations  or circumstances.

13.      (a)  Successor  Registrar.  The  Province  agrees that there  shall at all times be a Registrar  hereunder and that the registrar  shall be a bank or trust company  organized and doing business under the laws of the United
States of America or of the State of New York,  in good  standing  and having a place of business in the Borough of
Manhattan,  The City and State of New York,  and  authorized  under such laws to exercise  corporate  trust powers, provided,  the  Province  may choose to act at any time as its own fiscal  agent,  transfer  agent,  registrar  and principal paying agent.

                  The Registrar  shall not transfer or assign this  Agreement or any interest or obligation  herein without the Province's  prior written  consent.  Any corporation  into which the Registrar  hereunder may be merged or converted,  or any corporation with which the Registrar may be consolidated,  or any corporation  resulting from any  merger,  conversion  or  consolidation  to  which  the  Registrar  shall  sell or  otherwise  transfer  all or substantially  all of the  corporate  trust  business of the  Registrar,  provided  that it shall be  qualified  as aforesaid,  shall be the successor  Registrar under this Agreement  without the execution or filing of any paper or any further  act on the part of any of the parties  hereto,  but subject to prior  notice to and the prior  written approval of the Province.

(b)      Resignation.  The  Registrar  may at any time  resign by giving  written  notice  to the  Province  of its resignation,  specifying the date on which its resignation  shall become effective (which shall not be less than 60 days after the date on which such notice is given unless the Province  shall agree to a shorter  period);  provided that no such  notice  shall  expire  less than 30 days  before or 30 days  after  the due date for any  payment  of principal  or  interest  in respect of the  Bonds.  The  Province  may remove the  Registrar  at any time by giving written  notice  to the  Registrar  specifying  the  date on  which  such  removal  shall  become  effective.  Such resignation  or removal shall only take effect upon the  appointment  by the Province of a successor  Registrar and upon the  acceptance of such  appointment  by such  successor  Registrar.  Any Paying Agent or Additional  Transfer
Agent may resign or may be removed at any time upon like  notice,  and the Province in any such case may appoint in substitution  therefor a new Paying Agent or Paying Agents or  Additional  Transfer  Agent or  Additional  Transfer
Agents.

(c)      Bankruptcy or Insolvency  of  Registrar.  The  appointment  of the  Registrar  hereunder  shall  forthwith terminate,  whether or not notice of such termination  shall have been given, if at any time the Registrar  becomes incapable of performing its duties hereunder,  or is adjudged bankrupt or insolvent,  or files a voluntary petition in  bankruptcy  or makes an  assignment  for the  benefit of its  creditors  or consents  to the  appointment  of a liquidator  or receiver of all or any  substantial  part of its property or admits in writing its  inability to pay or meet its debts as they mature or suspends  payment  thereof,  or if a resolution  is passed or an order made for the winding up or  dissolution  of the  Registrar,  or if a liquidator  or receiver of the  Registrar of all or any substantial  part of its  property is  appointed,  or if any order of any court is entered  approving  any petition filed by or against it under the  provisions  of any  applicable  bankruptcy  or  insolvency  law, or if any public officer  takes charge or control of the  Registrar  or its property or affairs for the purposes of  rehabilitation, conservation or liquidation.

(d)      Appointment  of  Successor.  Prior  to the  effective  date of any  such  resignation  or  removal  of the
Registrar,  or if the  Registrar  shall become  unable to act as such or shall cease to be qualified as  aforesaid, the Province  shall appoint a successor  Registrar,  qualified as aforesaid.  Upon the  appointment  of a successor
Registrar and its acceptance of such  appointment,  the retiring  Registrar shall, at the direction of the Province and upon payment of its  compensation  and expenses then unpaid,  deliver and pay over to its successor any and all securities,  money and any other  properties  then in its possession as Registrar and shall  thereupon cease to act hereunder.

(e)      Payment of Certain  Registrar's  Fees Upon  Termination.  If the  Registrar  resigns  pursuant  to Section
13(b) of this  Agreement  or ceases to act as the  Province's  fiscal  agent in  respect of the Bonds  pursuant  to
Section  13(c) of this  Agreement,  the  Registrar  shall only be entitled to annual fees  otherwise  payable to it under this  Agreement  on a pro rata basis for that period  since the most  recent  anniversary  of this  Agreement during which the Registrar has acted as fiscal agent  hereunder.  In the event that the Registrar  ceases to act as the  Province's  fiscal  agent in respect of the Bonds for any other  reason,  the  Registrar  shall be entitled to receive  the full amount of the annual  fees  payable to it in respect of the Bonds  pursuant to Section 12 of this
Agreement.

14.      Meetings of Holders of Bonds.  (a) The  Registrar  shall  convene a meeting of the  registered  holders of the Bonds for any lawful purpose  affecting  their interests upon receipt of a written request of the Province or a written  request  signed  in one or more  counterparts  by the  registered  holders  of not  less  than  10% of the principal  amount of the Bonds then  outstanding  and upon being  indemnified as to its reasonable  satisfaction by the Province or the registered  holders of Bonds signing such request,  as the case may be, against the costs which may be  incurred  in  connection  with the calling and  holding of such  meeting.  If the  Registrar  fails to give notice  convening  such meeting  within 30 days after receipt of such request and  indemnity,  the Province or such registered  holders of Bonds,  as the case may be, may convene such  meeting.  Every such meeting  shall be held in
Toronto, Canada or such other place as may be approved or determined by the Province.

(b)      At least 21 days'  notice of any  meeting  shall be given to the  registered  holders  of the Bonds in the manner  provided  pursuant to the terms and  conditions  of the Bonds and a copy  thereof  shall be sent by prepaid courier to the  Registrar  unless the meeting has been called by the  Registrar,  and to the  Province,  unless the meeting has been called by the  Province.  Such notice  shall state the time,  place and purpose of the meeting and the general  nature of the business to be  transacted  at the meeting,  and shall include a statement to the effect that,  prior to 48 hours  before the time fixed for the  meeting,  (i) in the case of Bonds issued in the form of a
Global  Bond,  those  persons  recorded in the  Register,  or (ii) in the limited  circumstances  in which Bonds in definitive  registered form have been issued,  those  registered  holders of Bonds who deposit their Bonds with the
Registrar or any other person  authorized  for such purpose by the Registrar or the Province,  shall be entitled to obtain voting  certificates  for appointing  proxies  (subject to such procedures and  requirements as the Province and the  Registrar  may  prescribe),  but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at such meeting or any other provisions.

(c)      A registered  holder of Bonds may appoint any person by  instrument  in writing as the  holder's  proxy in respect of a meeting of the registered  holders of Bonds or any  adjournment of such meeting,  and such proxy shall have all rights of the  registered  holder of Bonds in  respect  of such  meeting.  All  written  notices to DTC of meetings  shall  contain  a  requirement  that  the  registered  holders  of  Bonds  must  notify  clearing  system participants  and, if known,  beneficial  owners of Bonds of the meeting in accordance with procedures  established from time to time by such clearing  systems.  The  registered  holders of Bonds shall seek voting  instructions  on the matters to be raised at such meeting from the clearing system  participants  or, if known,  from the beneficial owners of Bonds.

(d)      A person,  who need not be a registered  holder of Bonds, will be nominated in writing by the Registrar as chairperson  of the meeting and if no person is so nominated  or if the person so  nominated is not present  within
15 minutes  from the time fixed for the holding of the  meeting,  the  registered  holders of the Bonds  present in person or by proxy shall choose some person present to be  chairperson,  and failing such choice,  the Province may appoint a chairperson.

(e)      At a meeting of registered  holders of Bonds, a quorum shall consist of one or more registered  holders of
Bonds  present in person or by proxy who  represent  at least a majority  in  principal  amount of the Bonds at the time  outstanding.  If a quorum of the registered  holders of Bonds shall not be present within one-half hour after the time fixed for holding any meeting,  the  meeting,  if convened by or at the request of  registered  holders of
Bonds,  shall be dissolved,  but if otherwise convened the meeting shall stand adjourned without notice to the same day in the next week  (unless  such day is not a business  day in the place  where the  meeting is to take place in which case it shall stand  adjourned  until the next such business day following  thereafter)  at the same time and place unless the  chairperson  appoints  some other place in Toronto,  Ontario,  or some other day or time of which not less than seven (7) days' notice shall be given in the manner  provided  above.  At the  adjourned  meeting one or more  registered  holders of Bonds present in person or by proxy shall  constitute a quorum and may transact the business  for which the meeting was  originally  convened  notwithstanding  that they may not  represent at least a majority in principal amount of the Bonds then outstanding.

(f)      The  chairperson of any meeting at which a quorum of the registered  holders of Bonds is present may, with the  consent of the  registered  holder(s)  of a majority of  principal  amount of the Bonds  represented  thereat, adjourn any such  meeting  and no notice of such  adjournment  need be given  except  such  notice,  if any, as the meeting may prescribe.

(g)      Every motion or question  submitted to a meeting shall be decided by Extraordinary  Resolution (as defined below) and in the first place by the votes  given on a show of hands.  At any such  meeting,  unless a poll is duly demanded as herein  provided,  a  declaration  by the  chairperson  that a  resolution  has been carried or carried unanimously  or by a particular  majority or lost or not carried by a particular  majority  shall be  conclusive of the fact.  On any question  submitted to a meeting when ordered by the  chairperson  or demanded by a show of hands by one or more  registered  holders  of Bonds  acting in person or by proxy and  holding  at least 2% in  principal amount of the Bonds then outstanding, a poll shall be taken in such manner as the chairperson shall direct.

(h)      On a poll, each  registered  holder of Bonds present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each U.S.$l,000  principal  amount of Bonds of which the person shall then be the  registered  holder.  A proxy need not be a registered  holder of Bonds.  In the case of Bonds held jointly,  any one of the joint registered  holders present in person or by proxy may vote in the absence  of the other or others;  but in case more than one of them be  present in person or by proxy,  only one of them may vote in respect of each U.S.$1,000 principal amount of Bonds of which they are joint registered holders.

(i)      The Province and the Registrar,  by their  authorized  representatives,  officers and  directors,  and the financial and legal  advisors of the Province and the Registrar  may attend any meeting of the  registered  holders of Bonds, but shall have no vote as such.

(j)      Except  as set  forth  in  Section  18  hereof,  the  registered  holders  of the  Bonds  may  consent  by
Extraordinary  Resolution  (as defined  below) to any  modification  or amendment  proposed by the Province to this
Agreement  and the Bonds.  An  Extraordinary  Resolution  duly passed at any such  meeting  shall be binding on all registered holders of Bonds,  whether present or not; however,  no such modification or amendment to this Agreement or the Bonds shall,  without the consent of the registered  holder of each such Bond affected  thereby;  (a) change the Maturity Date of any Bond or change any Interest  Payment Date; (b) reduce the principal  amount thereof or the rate of interest payable  thereon;  (c) change the coin or currency of payment of any Bond; (d) impair the right to institute  suit for the  enforcement  of any such  payment  on or with  respect  to such  Bond;  or (e)  reduce the percentage  of  principal  amount of Bonds  necessary  for the  taking of any  action,  including  modification  or amendment  of this  Agreement  or the terms and  conditions  of the Bonds,  or reduce the  quorum  required  at any meeting of registered holders of Bonds.

                  The  term  "Extraordinary  Resolution"  is  defined  as  a  resolution  passed  at a  meeting  of registered  holders  of Bonds  held in  accordance  with the  provisions  of this  Agreement  and the  Bonds by the affirmative vote of the registered  holders of not less than 66?% of the principal amount of the Bonds  represented at the meeting in person or by proxy and voted on the  resolution or as an  instrument in writing  signed in one or more counterparts by the registered holders of not less than 66?% in principal amount of the outstanding Bonds.

(k)      Minutes  of all  resolutions  and  proceedings  at every  meeting of  registered  holders of Bonds held in accordance  with the  provisions  of this  Agreement  shall be made and  entered  in books to be from  time to time provided for that purpose by the  Registrar at the expense of the Province and any such  minutes,  if signed by the chairperson of the meeting at which such  resolutions  were passed or proceedings  taken,  or by the chairperson of the next  succeeding  meeting of the  registered  holders of Bonds,  shall be prima  facie  evidence of the matters therein  stated and,  until the contrary is proved,  every such  meeting,  in respect of the  proceedings  of which minutes shall have been made, shall be deemed to have been duly held and convened,  and all resolutions  passed and proceedings taken thereat to have been duly passed and taken.

(l)      Every  Extraordinary  Resolution  passed in accordance  with the provisions of this Agreement at a meeting of registered  holders of Bonds shall be binding upon all the registered  holders of Bonds,  whether  present at or absent from such  meeting,  and every  instrument in writing  signed by  registered  holders of Bonds in accordance with paragraph (j) of this Section 14 shall be binding upon all the  registered  holders of Bonds (whether or not a signatory).  Subject to the provisions for its indemnity  herein  contained,  the Registrar  shall be bound to give effect accordingly to every such Extraordinary Resolution.

(m)      The Registrar,  or the Province with the approval of the  Registrar,  may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

(i)      for the deposit of  instruments  appointing  proxies at such place as the  Registrar,  the Province or the registered  holders of Bonds convening a meeting,  as the case may be, may in the notice convening such meeting direct; and

(ii)     for the deposit of  instruments  appointing  proxies at some approved place or places other than the place at  which  the  meeting  is to be held  and  enabling  particulars  of such  instruments appointing  proxies  to be  mailed,  cabled  or  sent by any  other  means  of  recorded communication  before  the  meeting to the  Province  or to the  Registrar  at the place where the same is to be held and for the voting of proxies  so  deposited  as though the instruments themselves were produced at the meeting.

                  Any  regulation so made shall be binding and  effective  and votes given in accordance  therewith shall be valid  and  shall be  counted.  Save as such  regulations  may  provide,  the only  persons  who  shall be entitled to vote at a meeting of  registered  holders of Bonds  shall be the  registered  holders  thereof or their duly appointed proxies.

15.      Further  Issues.  The Province may from time to time,  without  notice to or the consent of the registered holders of the Bonds,  create and issue  further bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first  payment of interest  following  the issue date of such  further  bonds) and so that such  further  bonds shall be  consolidated  and form a single  series  with the  Bonds  and  shall  have the same  terms as to  status, redemption  or  otherwise  as the Bonds.  Any  further  bonds  shall be issued  with the  benefit  of an  agreement supplemental to this Agreement.

16.      Reports.  The  Registrar  shall  furnish to the  Province  such reports as may be required by the Province relative to the Registrar's  performance  under this Agreement.  The Province may,  whenever it deems it necessary, inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

17.      Forwarding  of Notice.  If the  Registrar  shall  receive any notice or demand  addressed  to the Province pursuant  to the  provisions  of the Bonds,  the  Registrar  shall  promptly  forward  such notice or demand to the
Province.

18.      Amendments.  This Agreement and the Bonds may be amended or supplemented  by the parties  hereto,  without notice to or the  consent of the  registered  holder of any Bond,  for the purpose of curing any  ambiguity,  or of curing,  correcting or  supplementing  any defective  provision  contained herein or in the Bonds, or effecting the issue of further bonds as described under Section 15 of this  Agreement,  or in any other manner which the Province may deem necessary or desirable and which,  in the reasonable  opinion of the parties  hereto,  shall not adversely affect the interests of the beneficial owners of the Bonds.

19.      Notices.  (a) Any  communications  from the  Province  to the  Registrar  with  respect to this  Agreement shall be addressed to The Bank of New York,  101 Barclay  Street,  New York, New York 10286,  Attention:  Corporate
Trust  Department,  Fax No. (212) 235-2530 and any  communications  from the Registrar to the Province with respect to this  Agreement  shall be addressed to the Ontario  Financing  Authority,  One Dundas  Street West,  Suite 1400,
Toronto,  Ontario,  M5G 1Z3, Attention:  Executive Director,  Capital Markets Division,  Fax No. (416) 325-8111 (or
such other address as shall be specified in writing by the  Registrar or by the  Province,  as the case may be) and shall be delivered in person or sent by first class prepaid courier or by facsimile  transmission  subject,  in the case of facsimile  transmission,  to confirmation by telephone to the foregoing  addresses.  Such notice shall take effect in the case of delivery in person,  at the time of delivery,  in the case of delivery by first class prepaid courier seven (7) business days after dispatch and in the case of delivery by facsimile  transmission,  at the time of confirmation by telephone.

(b)      All notices to the  registered  holders of Bonds will be  published in English in the  Financial  Times in
London,  England,  The Wall Street Journal in New York, U.S.A., The Globe and Mail in Toronto,  Canada and, as long as the Bonds are  listed on the  Luxembourg  Stock  Exchange  and the rules of the  Luxembourg  Stock  Exchange  so require,  notices will be published in a leading  newspaper  having  general  circulation  in Luxembourg  (which is expected  to be the  Luxemburger  Wort).  If at any time  publication  in any such  newspaper  is not  practicable, notices will be valid if published in an English  language  newspaper  with general  circulation  in the respective market  regions as the Province,  with the approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which  publication  is made.  Written  notice will also be given to DTC,  provided at the time of such notice the Bonds are represented by the Global Bonds.

20.      Governing  Law and  Counterparts.  This  Agreement  shall be governed by, and  interpreted  in  accordance with,  the laws of the Province of Ontario and the laws of Canada  applicable  in Ontario.  This  Agreement  may be executed  in any number of  counterparts,  each of which  shall be deemed an  original,  but all of which  together shall constitute one and the same instrument.

21.      Headings.  The headings for the sections of this  Agreement are for  convenience  only and are not part of this Agreement.

22.      Enurement.  Agreement  shall  enure to the  benefit of and be binding  upon the  parties  hereto and their respective successors and permitted assigns.

                  IN WITNESS  WHEREOF,  the parties  hereto have executed  this Fiscal  Agency  Agreement as of the date first above written.

                                                     PROVINCE OF ONTARIO

                                                     By:        /s/ Gadi Mayman

                                                           Name:     Gadi Mayman
                                                           Title:    Executive Director
                                                                     Capital Markets Division
                                                                     Ontario Financing Authority

                                                     THE BANK OF NEW YORK

                                                     By:       /s/ Vanessa Mack
                                                           Name:     Vanessa Mack
                                                           Title:    Assistant Vice President

                                                                                                          EXHIBIT 1

Unless this certificate is presented by an authorized  representative  of The Depository Trust Company,  a New York corporation  (55 Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for registration of transfer,  exchange or payment,  and any certificate  issued is registered in the name of
Cede & Co. or in such other  name as is  requested  by an  authorized  representative  of the  Depository  (and any payment  is made to Cede & Co. or to such other  entity as is  requested  by an  authorized  representative  of the
Depository),  ANY  TRANSFER,  PLEDGE OR OTHER USE HEREOF  FOR VALUE OR  OTHERWISE  BY OR TO ANY PERSON IS  WRONGFUL
inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO.  PA-A0001                                                          CUSIP: 683234UB2
SERIES:  PA                                                            ISIN:   US683234UB20

                                                PROVINCE OF ONTARIO
                                         2.65% BOND DUE DECEMBER 15, 2006

                  The Province of Ontario (the  "Province"),  for value received,  hereby promises to pay to Cede &
Co.,  or  its   registered   assigns,   the  principal  sum  of  FIVE  HUNDRED   MILLION   UNITED  STATES   DOLLARS
(U.S.$500,000,000)  (the  "Principal  Amount") in lawful money of the United States of America on December 15, 2006
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become  payable  hereunder),  upon presentation and surrender of this Bond and to pay interest thereon,  together with Additional  Amounts (as defined below),  if any,  at the rate of 2.65% per annum  from  November  26,  2003  until  the  principal  hereof is paid.
Interest for the period from,  and including,  November 26, 2003 to, but  excluding,  June 15, 2004 will be payable on June 15, 2004 (the "Initial  Interest Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in arrears on the 15th day of June and the 15th day of December in each year (the
Initial Interest Payment Date and each such date an "Interest Payment Date").

                  This is a fully  registered  Global  Bond (the  "Global  Bond") in respect  of a duly  authorized issue of debt  securities of the Province  designated as its 2.65% Bonds due December 15, 2006 (the "Bonds").  This
Global Bond is limited in aggregate  principal amount to  U.S.$500,000,000.  This Global Bond and all the rights of the  registered  holder hereof are expressly  subject to a fiscal  agency  agreement  dated as of November 26, 2003
(the "Fiscal Agency  Agreement")  between the Province and The Bank of New York, as fiscal agent,  transfer  agent, registrar  and  principal  paying  agent (the  "Registrar",  which term  includes any  successor  as fiscal  agent, transfer agent,  registrar and principal  paying agent) to which Fiscal Agency  Agreement  reference is hereby made for a statement of the respective rights,  duties and immunities of the Province,  the Registrar and holders of the
Bonds and the terms upon which the Bonds are,  and are to be,  authenticated  and  delivered.  This Global Bond and the Fiscal Agency Agreement  together  constitute a contract,  all the terms and conditions of which the registered holder by  acceptance  hereof  assents to and is deemed to have notice of.  Capitalized  terms not  defined  herein shall have the meaning  assigned to them in the Fiscal Agency  Agreement.  Further  references  herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

                  This  Global  Bond is issued  under  the  authority  of an Order of the  Lieutenant  Governor  in
Council of Ontario,  made pursuant to the Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this Global Bond is a charge on and payable out of the Consolidated  Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference  or priority.  This Global Bond ranks equally with all of the Province's  other unsecured and  unsubordinated  indebtedness  and  obligations  from time to time outstanding.

                  Interest on this Global Bond will  accrue  from the most recent  Interest  Payment  Date to which interest has been paid,  or, if no interest has been paid or duly provided  for, from November 26, 2003,  until the principal  hereof has been paid or duly made  available  for  payment.  Any overdue  principal  or interest on this
Global Bond shall bear  interest at the rate of 2.65% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full  amount of the monies  payable has been  received  by the  Registrar  and notice to that effect  has been  given in  accordance  with the  provisions  set  forth  herein.  The  interest  so  payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this
Global  Bond (or one or more  predecessor  Global  Bonds) is  registered  at the close of  business  on June 1st or
December 1st (whether or not a Business Day, as defined  below),  as the case may be, next  preceding such Interest
Payment Date (each such day a "Regular  Record  Date").  Any such interest not so punctually  paid or duly provided for will be paid to the  person  in whose  name  this  Global  Bond (or one or more  predecessor  Global  Bonds) is registered  at the close of business on a special  record  date for the  payment of such  defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special  record date, or be paid at any time in any other lawful  manner.  Interest  payments on this
Global  Bond will  include  interest  accrued  to but  excluding  the  Interest  Payment  Dates.  Interest  will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without  affecting the  interest  payable  to the  registered  holder of this  Global  Bond,  the  yearly  rate of  interest  which is equivalent  to the rate of interest  for any period of less than one year is the rate of  interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month period  constituting such year and  commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the  Maturity  Date,  any  Interest  Payment  Date or any  Redemption  Date (as
defined in the Fiscal  Agency  Agreement)  with  respect to this  Global Bond shall be a day that is not a Business
Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest shall be paid in respect of the delay in such payment,  unless such next  following  Business Day falls in the next  succeeding  calendar  month,  in which case the related  payment will be made on the immediately preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business  Day" means a day on which  banking  institutions  in The City of New York,  the City of London and the City of  Toronto  are not
authorized or obligated by law or executive order to close.

                  If Bonds in definitive  registered  form are issued in exchange for this Global Bond,  payment of the  principal  of such  Bonds  will be made upon  presentation  and  surrender  of such Bonds at the office of the
Registrar  maintained  for that  purpose in the  Borough of  Manhattan,  The City and State of New York,  or at the
office of any Paying Agent  appointed by the Province  for such purpose  pursuant to the Fiscal  Agency  Agreement.
Payment  of  interest  due  prior  to or on the  Maturity  Date  will be made by  forwarding  by post or  otherwise delivering  a cheque,  to the  registered  addresses  of  registered  holders  of Bonds,  or, at the  option of the
Province,  otherwise  transferring  funds to the  registered  holders  of the  Bonds.  If the  Maturity  Date,  the
Redemption  Date or any  Interest  Payment  Date is a Business Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered  holder will not be entitled to payment at such location until the next  succeeding day on which banking  institutions in such place of payment are not authorized or obligated by law or executive order to be closed and no further interest shall accrue in respect of the delay in such payment.

                  Payment of the  principal  of and  interest on the Bonds will be made in such coin or currency of the United States of America as, at the time of payment, is legal tender for payment of public and private debts.

                  This Global Bond is not subject to any sinking  fund and is not  redeemable  at the option of the
Province,  unless certain events occur involving  Canadian taxation as set forth below, and is not repayable at the option of the holder prior to the Maturity Date.

                  All  payments  of, or in respect of,  principal  of and interest on this Global Bond will be made without  withholding  of or deduction  for, or on account of, any present or future taxes,  duties,  assessments or charges of whatsoever  nature  imposed or levied by or on behalf of the  Government  of Canada,  or any province or political  subdivision  thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties,  assessments  or charges  are  required by law or by the  administration  or  interpretation  thereof to be withheld or deducted.  In that event,  the Province  (subject to its right of  redemption  described  herein below)
will pay to the registered  holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after  withholding  or deduction of the said taxes,  duties,  assessments or charges) in the payment to the holders of Bonds of the amounts which would  otherwise  have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a beneficial  owner of which is subject to such taxes,  duties,  assessments or charges in respect of such
         Bond by reason of such owner being  connected  with Canada  otherwise  than merely by the  ownership  as a non-resident of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the  Relevant  Date,  except to the extent that the holder thereof  would have been  entitled to such  Additional  Amounts on the last day of such period of 15 days.
         For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

(i)      the date on which the payment in respect of such Bond becomes due and payable; or

(ii)     if the full  amount of the moneys  payable on such date in respect of such Bond has not been  received  by the  Registrar  on or prior to such  date,  the date on  which  notice  is duly  given to the holders of Bonds that such moneys have been so received.

                  Unless  previously  redeemed for tax reasons,  as provided below, or repurchased by the Province, the Principal Amount of this Global Bond is due and payable on December 15, 2006.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time, on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders  of Bonds in  accordance with Section 19 of the Fiscal  Agency  Agreement  (which  notice shall be  irrevocable),  at 100% of the  principal amount  thereof,  together with interest  accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment to, the laws or  regulations  of Canada or any province or  political  subdivision  thereof,  or any  authority  thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or regulations,  which change or amendment  becomes  effective on or after November 19, 2003, and (b) such  obligation cannot be avoided by the Province  taking  reasonable  measures  available to it,  provided  that no such notice of redemption  shall be given earlier than 90 days prior to the earliest  date on which the Province  would be obliged to pay such  Additional  Amounts were a payment in respect of the Bonds then due.  Prior to the  publication of any notice of redemption  pursuant to this paragraph,  the Province shall deliver to the Registrar a certificate signed by an officer of the Province  stating that the Province is entitled to effect such  redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The Registrar has been  appointed  registrar  for the Bonds,  and the Registrar  will maintain at its office in the Borough of Manhattan,  The City and State of New York, a register  (herein,  the  "Register") for the  registration of Bonds and the  registration of transfers and exchanges of Bonds.  Subject to the  limitations, terms and  conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and thereupon the Registrar shall issue and  register  in the name of the  transferee,  in  exchange  herefor,  a new  Global  Bond (or other  global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal  Agency  Agreement, this Global Bond is  exchangeable  at the office of the Registrar for Bonds in definitive  registered  form without coupons of authorized  denominations of U.S.$1,000 and integral  multiples thereof in an equal aggregate  principal amount and having  identical  terms and  conditions  as this Global Bond,  except to the extent that such terms and conditions  specifically  relate  to this  Global  Bond as a  global  security.  On or  after  such  exchange,  the
Registrar,  to the extent  reasonably  practicable  in the  circumstances,  shall make all  payments  to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred  after the record date for such payment.  If this Global Bond is  surrendered  for transfer,  it shall be  accompanied  by a written  instrument of transfer in form  satisfactory  to the Registrar and executed by the  registered  holder in person or by the holder's  attorney duly  authorized in writing.  No service charge will be imposed for any such  transfers  and  exchanges in the normal  course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to  register  any  transfer or exchange of this Global Bond during the period from any Regular  Record Date to the  corresponding  Interest  Payment  Date or during the period from the Redemption  Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption  Date.  Neither the
Province nor the Registrar shall be required to make any exchange of Bonds,  if as a result  thereof,  the Province may incur adverse tax or other similar  consequences  under the laws or regulations of any  jurisdiction  in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal  Agency  Agreement  shall alter or impair the obligation of the Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the Registrar and any Paying Agent may treat the holder in whose name this Global
Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue,  and none of the  Province,  the  Registrar  or any  Paying  Agent  shall be  affected  by notice to the  contrary.  All payments to or on the order of the  registered  holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  This Global Bond will become void unless  presented for payment  within a period of the lesser of six (6) years, or the period prescribed by law, from the Relevant Date (as defined above) for payment hereof.

                  The Province and the Registrar  may, at any time or from time to time,  without  notice to or the consent of the registered  holder of any Bond, enter into one or more agreements  supplemental to the Fiscal Agency
Agreement to create and issue  further  bonds ranking pari passu with the Bonds in all respects (or in all respects except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first payment of  interest  following  the issue date of such  further  bonds) and so that such  further  bonds  shall be consolidated  and form a single  series  with the Bonds and shall have the same terms as to status,  redemption  or otherwise as the Bonds.

                  The Fiscal  Agency  Agreement  and the Bonds may be amended by the Province on the one hand,  and the Registrar,  on the other hand,  without notice to or the consent of the registered  holder of any Bond, for the purpose of curing any  ambiguity,  or curing,  correcting  or  supplementing  any  defective  provisions  contained therein or herein,  or effecting  the issue of further  bonds as  described  above or in any other manner which the
Province may deem  necessary or desirable and which,  in the reasonable  opinion of the Province,  on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of
Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the
Province to the Fiscal Agency Agreement  (except as provided in the two immediately  preceding  paragraphs) and the
Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all registered holders of Bonds,  whether  present  or not;  however,  no such  modification  or  amendment  to the Fiscal  Agency
Agreement or to the terms and  conditions of the Bonds may,  without the consent of the  registered  holder of each such Bond  affected  thereby:  (a) change the Maturity  Date of any such Bond or change any Interest  Payment Date;
(b) reduce the principal amount of any such Bond or the rate of interest  payable thereon;  (c) change the currency of payment of any such Bond; (d) impair the right to institute  suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification or amendment of the Fiscal Agency Agreement or the terms and conditions of the
Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term  "Extraordinary  Resolution"  is defined in the Fiscal Agency  Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than  66?% of the  principal  amount of Bonds  represented  at the  meeting  in person or by proxy and voted on the resolution  or as an  instrument  in writing  signed by the  registered  holders of not less than 66?% in principal amount of the  outstanding  Bonds.  The quorum at any such meeting for passing an  Extraordinary  Resolution is one or more  registered  holders of Bonds  present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time  outstanding,  or at any adjourned meeting called by the Province or the Registrar, one or more persons being or representing  registered  holders of Bonds whatever the principal  amount of the Bonds so held or represented.

                  All notices to the  registered  holders of Bonds will be  published  in English in the  Financial
Times in London,  The Wall Street Journal in New York,  U.S.A.,  The Globe and Mail in Toronto,  Canada and as long as the Bonds are  listed on the  Luxembourg  Stock  Exchange  and the rules of the  Luxembourg  Stock  Exchange  so require,  notices will be published in a leading  newspaper  having  general  circulation  in Luxembourg  (which is expected  to be the  Luxemburger  Wort).  If at any time  publication  in any such  newspaper  is not  practicable, notices will be valid if published in an English  language  newspaper  with general  circulation  in the respective market  regions as the Province,  with the approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

                  For so long as the Bonds are listed on the  Luxembourg  Stock  Exchange  and if the rules of such stock  exchange on which the Bonds are listed so require,  the  Province  agrees to appoint and maintain a transfer and paying agent in Luxembourg.

                  Unless the  certificate  of  authentication  hereon has been  executed by the Registrar by manual signature,  this Global Bond shall not be entitled to any benefit under the Fiscal Agency  Agreement or be valid or obligatory for any purpose.

                  IN WITNESS  WHEREOF,  the Province of Ontario,  pursuant to due  authorization of law, has caused this Global Bond to be duly  executed by an  authorized  representative  and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 26, 2003                                 PROVINCE OF ONTARIO

                                                          By:
                                                              Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the  series  designated  therein  referred  to in the  within-mentioned  Fiscal  Agency
Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
         Authorized Signatory

Unless this certificate is presented by an authorized  representative  of The Depository Trust Company,  a New York corporation  (55 Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for registration of transfer,  exchange or payment,  and any certificate  issued is registered in the name of
Cede & Co. or in such other  name as is  requested  by an  authorized  representative  of the  Depository  (and any payment  is made to Cede & Co. or to such other  entity as is  requested  by an  authorized  representative  of the
Depository),  ANY  TRANSFER,  PLEDGE OR OTHER USE HEREOF  FOR VALUE OR  OTHERWISE  BY OR TO ANY PERSON IS  WRONGFUL
inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO.  PA-A0002                                                          CUSIP: 683234UB2
SERIES:  PA                                                            ISIN:   US683234UB20

                                                PROVINCE OF ONTARIO
                                         2.65% BOND DUE DECEMBER 15, 2006

                  The Province of Ontario (the  "Province"),  for value received,  hereby promises to pay to Cede &
Co.,  or  its   registered   assigns,   the  principal  sum  of  FIVE  HUNDRED   MILLION   UNITED  STATES   DOLLARS
(U.S.$500,000,000)  (the  "Principal  Amount") in lawful money of the United States of America on December 15, 2006
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become  payable  hereunder),  upon presentation and surrender of this Bond and to pay interest thereon,  together with Additional  Amounts (as defined below),  if any,  at the rate of 2.65% per annum  from  November  26,  2003  until  the  principal  hereof is paid.
Interest for the period from,  and including,  November 26, 2003 to, but  excluding,  June 15, 2004 will be payable on June 15, 2004 (the "Initial  Interest Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in arrears on the 15th day of June and the 15th day of December in each year (the
Initial Interest Payment Date and each such date an "Interest Payment Date").

                  This is a fully  registered  Global  Bond (the  "Global  Bond") in respect  of a duly  authorized issue of debt  securities of the Province  designated as its 2.65% Bonds due December 15, 2006 (the "Bonds").  This
Global Bond is limited in aggregate  principal amount to  U.S.$500,000,000.  This Global Bond and all the rights of the  registered  holder hereof are expressly  subject to a fiscal  agency  agreement  dated as of November 26, 2003
(the "Fiscal Agency  Agreement")  between the Province and The Bank of New York, as fiscal agent,  transfer  agent, registrar  and  principal  paying  agent (the  "Registrar",  which term  includes any  successor  as fiscal  agent, transfer agent,  registrar and principal  paying agent) to which Fiscal Agency  Agreement  reference is hereby made for a statement of the respective rights,  duties and immunities of the Province,  the Registrar and holders of the
Bonds and the terms upon which the Bonds are,  and are to be,  authenticated  and  delivered.  This Global Bond and the Fiscal Agency Agreement  together  constitute a contract,  all the terms and conditions of which the registered holder by  acceptance  hereof  assents to and is deemed to have notice of.  Capitalized  terms not  defined  herein shall have the meaning  assigned to them in the Fiscal Agency  Agreement.  Further  references  herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

                  This  Global  Bond is issued  under  the  authority  of an Order of the  Lieutenant  Governor  in
Council of Ontario,  made pursuant to the Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this Global Bond is a charge on and payable out of the Consolidated  Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference  or priority.  This Global Bond ranks equally with all of the Province's  other unsecured and  unsubordinated  indebtedness  and  obligations  from time to time outstanding.

                  Interest on this Global Bond will  accrue  from the most recent  Interest  Payment  Date to which interest has been paid,  or, if no interest has been paid or duly provided  for, from November 26, 2003,  until the principal  hereof has been paid or duly made  available  for  payment.  Any overdue  principal  or interest on this
Global Bond shall bear  interest at the rate of 2.65% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full  amount of the monies  payable has been  received  by the  Registrar  and notice to that effect  has been  given in  accordance  with the  provisions  set  forth  herein.  The  interest  so  payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this
Global  Bond (or one or more  predecessor  Global  Bonds) is  registered  at the close of  business  on June 1st or
December 1st (whether or not a Business Day, as defined  below),  as the case may be, next  preceding such Interest
Payment Date (each such day a "Regular  Record  Date").  Any such interest not so punctually  paid or duly provided for will be paid to the  person  in whose  name  this  Global  Bond (or one or more  predecessor  Global  Bonds) is registered  at the close of business on a special  record  date for the  payment of such  defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special  record date, or be paid at any time in any other lawful  manner.  Interest  payments on this
Global  Bond will  include  interest  accrued  to but  excluding  the  Interest  Payment  Dates.  Interest  will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without  affecting the  interest  payable  to the  registered  holder of this  Global  Bond,  the  yearly  rate of  interest  which is equivalent  to the rate of interest  for any period of less than one year is the rate of  interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month period  constituting such year and  commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the  Maturity  Date,  any  Interest  Payment  Date or any  Redemption  Date (as
defined in the Fiscal  Agency  Agreement)  with  respect to this  Global Bond shall be a day that is not a Business
Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest shall be paid in respect of the delay in such payment,  unless such next  following  Business Day falls in the next  succeeding  calendar  month,  in which case the related  payment will be made on the immediately preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business  Day" means a day on which  banking  institutions  in The City of New York,  the City of London and the City of  Toronto  are not
authorized or obligated by law or executive order to close.

                  If Bonds in definitive  registered  form are issued in exchange for this Global Bond,  payment of the  principal  of such  Bonds  will be made upon  presentation  and  surrender  of such Bonds at the office of the
Registrar  maintained  for that  purpose in the  Borough of  Manhattan,  The City and State of New York,  or at the
office of any Paying Agent  appointed by the Province  for such purpose  pursuant to the Fiscal  Agency  Agreement.
Payment  of  interest  due  prior  to or on the  Maturity  Date  will be made by  forwarding  by post or  otherwise delivering  a cheque,  to the  registered  addresses  of  registered  holders  of Bonds,  or, at the  option of the
Province,  otherwise  transferring  funds to the  registered  holders  of the  Bonds.  If the  Maturity  Date,  the
Redemption  Date or any  Interest  Payment  Date is a Business Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered  holder will not be entitled to payment at such location until the next  succeeding day on which banking  institutions in such place of payment are not authorized or obligated by law or executive order to be closed and no further interest shall accrue in respect of the delay in such payment.

                  Payment of the  principal  of and  interest on the Bonds will be made in such coin or currency of the United States of America as, at the time of payment, is legal tender for payment of public and private debts.

                  This Global Bond is not subject to any sinking  fund and is not  redeemable  at the option of the
Province,  unless certain events occur involving  Canadian taxation as set forth below, and is not repayable at the option of the holder prior to the Maturity Date.

                  All  payments  of, or in respect of,  principal  of and interest on this Global Bond will be made without  withholding  of or deduction  for, or on account of, any present or future taxes,  duties,  assessments or charges of whatsoever  nature  imposed or levied by or on behalf of the  Government  of Canada,  or any province or political  subdivision  thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties,  assessments  or charges  are  required by law or by the  administration  or  interpretation  thereof to be withheld or deducted.  In that event,  the Province  (subject to its right of  redemption  described  herein below)
will pay to the registered  holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after  withholding  or deduction of the said taxes,  duties,  assessments or charges) in the payment to the holders of Bonds of the amounts which would  otherwise  have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(c)      a beneficial  owner of which is subject to such taxes,  duties,  assessments or charges in respect of such
         Bond by reason of such owner being  connected  with Canada  otherwise  than merely by the  ownership  as a non-resident of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(d)      presented  for payment  more than 15 days after the  Relevant  Date,  except to the extent that the holder thereof  would have been  entitled to such  Additional  Amounts on the last day of such period of 15 days.
         For this purpose, the "Relevant Date" in relation to any Bond means whichever is the later of:

(iii)    the date on which the payment in respect of such Bond becomes due and payable; or

(iv)     if the full  amount of the moneys  payable on such date in respect of such Bond has not been  received  by the  Registrar  on or prior to such  date,  the date on  which  notice  is duly  given to the holders of Bonds that such moneys have been so received.

                  Unless  previously  redeemed for tax reasons,  as provided below, or repurchased by the Province, the Principal Amount of this Global Bond is due and payable on December 15, 2006.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time, on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders  of Bonds in  accordance with Section 19 of the Fiscal  Agency  Agreement  (which  notice shall be  irrevocable),  at 100% of the  principal amount  thereof,  together with interest  accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment to, the laws or  regulations  of Canada or any province or  political  subdivision  thereof,  or any  authority  thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or regulations,  which change or amendment  becomes  effective on or after November 19, 2003, and (b) such  obligation cannot be avoided by the Province  taking  reasonable  measures  available to it,  provided  that no such notice of redemption  shall be given earlier than 90 days prior to the earliest  date on which the Province  would be obliged to pay such  Additional  Amounts were a payment in respect of the Bonds then due.  Prior to the  publication of any notice of redemption  pursuant to this paragraph,  the Province shall deliver to the Registrar a certificate signed by an officer of the Province  stating that the Province is entitled to effect such  redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The Registrar has been  appointed  registrar  for the Bonds,  and the Registrar  will maintain at its office in the Borough of Manhattan,  The City and State of New York, a register  (herein,  the  "Register") for the  registration of Bonds and the  registration of transfers and exchanges of Bonds.  Subject to the  limitations, terms and  conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering  this Global Bond for  cancellation,  and thereupon the Registrar shall issue and  register  in the name of the  transferee,  in  exchange  herefor,  a new  Global  Bond (or other  global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal  Agency  Agreement, this Global Bond is  exchangeable  at the office of the Registrar for Bonds in definitive  registered  form without coupons of authorized  denominations of U.S.$1,000 and integral  multiples thereof in an equal aggregate  principal amount and having  identical  terms and  conditions  as this Global Bond,  except to the extent that such terms and conditions  specifically  relate  to this  Global  Bond as a  global  security.  On or  after  such  exchange,  the
Registrar,  to the extent  reasonably  practicable  in the  circumstances,  shall make all  payments  to be made in respect of such Bonds in definitive  registered form to the registered  holders thereof  regardless of whether such exchange  occurred  after the record date for such payment.  If this Global Bond is  surrendered  for transfer,  it shall be  accompanied  by a written  instrument of transfer in form  satisfactory  to the Registrar and executed by the  registered  holder in person or by the holder's  attorney duly  authorized in writing.  No service charge will be imposed for any such  transfers  and  exchanges in the normal  course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to  register  any  transfer or exchange of this Global Bond during the period from any Regular  Record Date to the  corresponding  Interest  Payment  Date or during the period from the Redemption  Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption  Date.  Neither the
Province nor the Registrar shall be required to make any exchange of Bonds,  if as a result  thereof,  the Province may incur adverse tax or other similar  consequences  under the laws or regulations of any  jurisdiction  in effect at the time of the  exchange.  No provision of this Global Bond or of the Fiscal  Agency  Agreement  shall alter or impair the obligation of the Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the Registrar and any Paying Agent may treat the holder in whose name this Global
Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue,  and none of the  Province,  the  Registrar  or any  Paying  Agent  shall be  affected  by notice to the  contrary.  All payments to or on the order of the  registered  holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  This Global Bond will become void unless  presented for payment  within a period of the lesser of six (6) years, or the period prescribed by law, from the Relevant Date (as defined above) for payment hereof.

                  The Province and the Registrar  may, at any time or from time to time,  without  notice to or the consent of the registered  holder of any Bond, enter into one or more agreements  supplemental to the Fiscal Agency
Agreement to create and issue  further  bonds ranking pari passu with the Bonds in all respects (or in all respects except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first payment of  interest  following  the issue date of such  further  bonds) and so that such  further  bonds  shall be consolidated  and form a single  series  with the Bonds and shall have the same terms as to status,  redemption  or otherwise as the Bonds.

                  The Fiscal  Agency  Agreement  and the Bonds may be amended by the Province on the one hand,  and the Registrar,  on the other hand,  without notice to or the consent of the registered  holder of any Bond, for the purpose of curing any  ambiguity,  or curing,  correcting  or  supplementing  any  defective  provisions  contained therein or herein,  or effecting  the issue of further  bonds as  described  above or in any other manner which the
Province may deem  necessary or desirable and which,  in the reasonable  opinion of the Province,  on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the beneficial owners of Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of
Bonds to consent by Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the
Province to the Fiscal Agency Agreement  (except as provided in the two immediately  preceding  paragraphs) and the
Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all registered holders of Bonds,  whether  present  or not;  however,  no such  modification  or  amendment  to the Fiscal  Agency
Agreement or to the terms and  conditions of the Bonds may,  without the consent of the  registered  holder of each such Bond  affected  thereby:  (a) change the Maturity  Date of any such Bond or change any Interest  Payment Date;
(b) reduce the principal amount of any such Bond or the rate of interest  payable thereon;  (c) change the currency of payment of any such Bond; (d) impair the right to institute  suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification or amendment of the Fiscal Agency Agreement or the terms and conditions of the
Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term  "Extraordinary  Resolution"  is defined in the Fiscal Agency  Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than  66?% of the  principal  amount of Bonds  represented  at the  meeting  in person or by proxy and voted on the resolution  or as an  instrument  in writing  signed by the  registered  holders of not less than 66?% in principal amount of the  outstanding  Bonds.  The quorum at any such meeting for passing an  Extraordinary  Resolution is one or more  registered  holders of Bonds  present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time  outstanding,  or at any adjourned meeting called by the Province or the Registrar, one or more persons being or representing  registered  holders of Bonds whatever the principal  amount of the Bonds so held or represented.

                  All notices to the  registered  holders of Bonds will be  published  in English in the  Financial
Times in London,  The Wall Street Journal in New York,  U.S.A.,  The Globe and Mail in Toronto,  Canada and as long as the Bonds are  listed on the  Luxembourg  Stock  Exchange  and the rules of the  Luxembourg  Stock  Exchange  so require,  notices will be published in a leading  newspaper  having  general  circulation  in Luxembourg  (which is expected  to be the  Luxemburger  Wort).  If at any time  publication  in any such  newspaper  is not  practicable, notices will be valid if published in an English  language  newspaper  with general  circulation  in the respective market  regions as the Province,  with the approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

                  For so long as the Bonds are listed on the  Luxembourg  Stock  Exchange  and if the rules of such stock  exchange on which the Bonds are listed so require,  the  Province  agrees to appoint and maintain a transfer and paying agent in Luxembourg.

                  Unless the  certificate  of  authentication  hereon has been  executed by the Registrar by manual signature,  this Global Bond shall not be entitled to any benefit under the Fiscal Agency  Agreement or be valid or obligatory for any purpose.

                  IN WITNESS  WHEREOF,  the Province of Ontario,  pursuant to due  authorization of law, has caused this Global Bond to be duly  executed by an  authorized  representative  and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 26, 2003                                 PROVINCE OF ONTARIO

                                                          By:
                                                             Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the  series  designated  therein  referred  to in the  within-mentioned  Fiscal  Agency
Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
         Authorized Signatory

                                                                                Underwriting Agreement
                                                                                CONFORMED COPY

                                                     Dated as of November 19, 2003

                                                          PROVINCE OF ONTARIO

                                                          U.S.$1,000,000,000

                                                   2.65% Bonds due December 15, 2006

                                                        UNDERWRITING AGREEMENT

                                                          Province of Ontario

                                                        Underwriting Agreement

                                                                                                                      November 19, 2003

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
               Incorporated
RBC Dominion Securities Corporation
As representatives of the several Underwriters
c/o RBC Dominion Securities Corporation
One Liberty Plaza, 2nd Floor
New York, New York
10006-1404  USA

Dear Sirs:

                  The Province of Ontario (the  "Province")  proposes to sell the  principal  amount of its  securities  identified  in
Schedule I hereto (the "Securities") to the underwriters named in Schedule II hereto (the  "Underwriters"),  for whom you are acting as representatives  (the  "Representatives").  The Securities will be issued in the form of one or more fully registered  permanent global securities  (the "Global  Securities")  registered in the name of Cede & Co., as the nominee of The Depository  Trust Company  ("DTC"), subject to the provisions of the fiscal agency agreement  identified on Schedule I hereto (the "Fiscal Agency  Agreement").  This is to confirm the arrangements with respect to the purchase of the Securities by the Underwriters.

1.       Representations and Warranties.  The Province represents and warrants to, and agrees with, the Underwriters that:

(i)      The  Province  has filed  with the  Securities  and  Exchange  Commission  (the  "Commission")  a  registration  statement  or registration  statements under Schedule B of the Securities Act of 1933, as amended (the "Securities  Act"), which has or have become  effective,  for the  registration  of any Securities  which may be sold in the United States under the Securities Act.
         Each such  registration  statement,  as amended at the date of this  Agreement,  complies in all  material  respects  with the requirements  of the  Securities  Act and the  rules  and  regulations  thereunder.  The  Province  proposes  to file with the
         Commission  pursuant to Rule 424 under the Securities  Act a supplement to the form of prospectus  included in the most recent registration  statement,  or  amendment  thereto,  filed  with  the  Commission  relating  to the  Securities  and the plan of distribution  thereof and has advised you of all further information  (financial and other) with respect to the Province to be set forth therein.  The registration  statement or registration  statements,  including the exhibits thereto and the documents incorporated by reference  therein,  as amended at the date of this Agreement,  is or are hereinafter called the "Registration
         Statement";  the  prospectus  in the  form in  which  it  appears  in the  Registration  Statement,  including  the  documents incorporated by reference therein,  is hereinafter  called the "Basic  Prospectus";  such supplemented form of prospectus,  in the form in which  it  shall be filed  with the  Commission  pursuant  to Rule  424  (including  the  Basic  Prospectus  as so supplemented),  including the documents  incorporated by reference therein, is hereinafter called the "Final Prospectus";  and any preliminary  form of the Final  Prospectus  which has heretofore been filed pursuant to Rule 424,  including the documents incorporated by reference therein, is hereinafter called the "Preliminary Final Prospectus".

(ii)     The  documents  filed by the Province with the  Commission  pursuant to the  Securities  Exchange Act of 1934, as amended (the
         "Exchange Act") that are incorporated by reference in the Final  Prospectus,  at the time they were filed with the Commission, complied in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(iii)    As of the date hereof,  when the Final  Prospectus is first filed pursuant to Rule 424 under the Securities  Act, when,  prior to the Closing Date (as  hereinafter  defined),  any  amendment to the  Registration  Statement  becomes  effective,  when any supplement to the Final  Prospectus is filed with the Commission and at the Closing Date, (a) the Registration  Statement,  as
         amended as of any such time and the Final  Prospectus,  as  amended or  supplemented  as of any such time,  complied  and will comply in all  material  respects  with the  applicable  requirements  of the  Securities  Act and the  rules and  regulations thereunder  and (b) the  Registration  Statement,  as  amended  as of any such time,  did not or will not  contain  any untrue statement of a material fact or omit to state any material  fact  required to be stated  therein or necessary in order to make the statements  therein not misleading and the Final  Prospectus,  as amended or  supplemented  as of any such time,  will not contain  any  untrue  statement  of a  material  fact or omit to state any  material  fact  required  to be stated  therein or necessary  in order to make the  statements  therein,  in the light of the  circumstances  under  which  they were  made,  not misleading;  provided,  however,  that the Province makes no representations or warranties as to the information  contained in or omitted  from the  Registration  Statement  or the Final  Prospectus  or any  amendment  thereof or  supplement  thereto in reliance  upon and in  conformity  with  information  furnished in writing to the Province by or on behalf of any  Underwriter through the  Representatives  specifically  for use in connection with the preparation of the  Registration  Statement and the
         Final Prospectus.

2.       Purchase and Sale.  Subject to the terms and conditions  and in reliance upon the  representations  and warranties  herein set forth, the Province agrees to sell to each Underwriter,  and each Underwriter,  severally and not jointly,  agrees to purchase from the
Province,  at the purchase  price set forth in Schedule I hereto,  the  principal  amount of the  Securities  set forth  opposite  such
Underwriter's name in Schedule II hereto.

3.       Delivery  and Payment.  Delivery of and payment for the  Securities  shall be made at the office,  on the date and at the time specified in Schedule I hereto (or such later date not later than five business days after such specified  date as the  Representatives and the Province shall agree upon), which date and time may be postponed by agreement between the  Representatives  and the Province or as provided in  Section 10  hereof (such date and time of delivery  and payment for the  Securities  being  herein  called the "Closing
Date").  Delivery of the Global Securities shall be made to the  Representatives  or to their order for the respective  accounts of the several  Underwriters  against payment by the several  Underwriters  through the  Representatives  of the purchase price thereof to the
Province  in  immediately  available  (same day) funds by transfer to a U.S.  dollar  account  specified  by the  Province.  The Global
Securities  shall be  substantially  in the form annexed to the Fiscal Agency  Agreement  and  registered in the name of Cede & Co., as nominee of DTC.

                  The Global Securities shall be made available for inspection and checking by the Representatives in Toronto,  Ontario not later than 3:00 P.M.  (Toronto  time) on the business day prior to the Closing  Date.  For  purposes of this  Agreement,  "business day" shall mean a day on which banking institutions in Toronto are not authorized or obligated by law or executive order to be closed.

4.       Listing.  The Province  agrees with the  Underwriters  to file or cause to be filed an  application  to list the Securities on the Luxembourg  Stock Exchange (the "Stock  Exchange")  prior to the Closing Date. The Province  further agrees to furnish to the Stock
Exchange all documents,  instruments,  information and  undertakings  and to publish all  advertisements  or other material that may be necessary  in order to effect the listing of the  Securities  and to cause the listing of the  Securities  on the Stock  Exchange to be continued for so long as any of the Securities  remain  outstanding;  provided,  however,  that if in the opinion of the Province,  the continuation  of such listing  shall become  unduly  onerous,  then the Province  may delist the  Securities  from the Stock  Exchange;
provided,  further,  that if the  Securities are to be so delisted from the Stock  Exchange,  the Province will use its best efforts to obtain the listing of the Securities on another  securities  exchange  reasonably  acceptable to the  Representatives  and the Province prior to the delisting from the Stock Exchange.  The provisions of this section shall apply to any other  securities  exchange on which the Securities may be listed mutatis mutandis.

5.       Agreements.  (a)  The Province and the Underwriters agree that:

(i)      Prior to the  termination  of the offering of the  Securities,  the Province will not file any  amendment to the  Registration
         Statement,  any  supplement  to the Final  Prospectus  or any  document  that  would as a result  thereof be  incorporated  by reference in the Final  Prospectus,  unless the Province has  furnished to the  Underwriters  a copy for their review prior to filing and will not file any such proposed  amendment,  supplement or document to which the  Underwriters  reasonably  object, except that the  Underwriters  may not object to the filing,  as exhibits  to an  amendment  on Form 18-K/A to the  Province's
         Annual Report on Form 18-K,  of reports  prepared by the Province and the Ontario  Electricity  Financial  Corporation  in the
         ordinary course.  Subject to the foregoing  sentence,  the Province will cause the Final Prospectus to be filed (or mailed for filing) with the Commission  pursuant to Rule 424. The Province will promptly  advise the  Representatives  (i) when the Final
         Prospectus or any document that would as a result  thereof be  incorporated  by reference in the Final  Prospectus  shall have been filed (or mailed for filing) with the Commission,  (ii) when any amendment to the Registration  Statement relating to the
         Securities  shall have  become  effective,  (iii) of any  request by the  Commission  for any  amendment  of the  Registration
         Statement or amendment of or supplement to the Final Prospectus or for any additional  information  relating thereto or to any document  incorporated  by  reference  in the Final  Prospectus,  (iv) of the  issuance  by the  Commission  of any stop order suspending  the  effectiveness  of the  Registration  Statement or the  institution  or threatening of any proceeding for that purpose and (v) of the receipt by the Province of any  notification  with respect to the  suspension of the  qualification  of the  Securities  for sale in any  jurisdiction  or the  initiation or  threatening  of any  proceeding  for such purpose.  The
         Province  will use its best  efforts to prevent  the  issuance  of any such stop  order and,  if issued,  to obtain as soon as possible the withdrawal thereof.

(ii)     If, at any time when a prospectus  relating to the Securities is required to be delivered  under the Securities Act, any event occurs as a result of which the Final  Prospectus  as then amended or  supplemented  would  include any untrue  statement of a material fact or omit to state any material fact  necessary to make the statements  therein in the light of the  circumstances under which they were made not misleading,  or if it shall be necessary to amend or supplement the Final  Prospectus to comply with the  Securities  Act or the rules and  regulations  thereunder,  the  Province  promptly  will  prepare and file with the
         Commission,  subject to the first  sentence of  paragraph  (a)(i) of this Section 5, an  amendment  or  supplement  at its own expense which will correct such statement or omission or an amendment which will effect such compliance.

(iii)    The Province will make generally  available to its security holders and to the  Representatives  as soon as practicable  after the close of its first fiscal year  beginning  after the date hereof,  statements  of its revenues and  expenditures  for such fiscal  year  which  will  satisfy  the  provisions  of  Section  11(a) of the  Securities  Act and the  applicable  rules and regulations thereunder.

(iv)     The  Province  will furnish to the  Representatives,  upon  request,  without  charge,  copies of the  Registration  Statement
         (including  exhibits thereto and documents  incorporated by reference  therein) and each amendment  thereto which shall become effective  on or prior to the  Closing  Date and, so long as delivery of a  prospectus  by an  Underwriter  or a dealer may be required  by the  Securities  Act,  as many  copies of any  Preliminary  Final  Prospectus  and the Final  Prospectus  and any
         amendments thereof and supplements thereto as the Representatives may reasonably request.

(v)      The  Province  will  arrange  for the  qualification  of the  Securities  for  offer and sale and the  determination  of their eligibility  for  investment  under the  securities  laws of such states and other  jurisdictions  of the United States as the
         Representatives  may designate and will maintain such  qualifications  in effect so long as required for the  distribution  of the  Securities;  provided,  however,  that the Province shall not be obligated to consent to general service of process under the laws of any state or other jurisdiction.

(vi)     The  Province  will pay (i) all  expenses  in  connection  with (a) the  preparation,  issue,  execution  and  delivery of the
         Securities  (including fees of the registrar,  fiscal agent, transfer agent and paying agents and the fees and expenses of the
         Province's  legal  advisors),  (b) the fee incurred in filing the Registration  Statement  (including all amendments  thereto)
         with the Commission,  (c) all costs, expenses,  fees or commissions,  payable on or in connection with the granting of listing for the  Securities  on the Stock  Exchange and (d) any fee payable to rating  services in  connection  with the rating of the
         Securities,  (ii) all costs incurred in connection with the printing of the Registration Statement, the Basic Prospectus,  the
         Final Prospectus and each preliminary  prospectus  (including all amendments  thereof or supplements  thereto) and the cost of delivering  the same to locations  designated  by the  Representatives  and  satisfactory  to the  Province in its  reasonable judgment,  (iii) the cost of copying the documents  incorporated  by reference in the Final  Prospectus in such  quantities as
         the  Representatives  may  reasonably  request  and  the  cost  of  delivering  the  same  to  locations   designated  by  the
         Representatives  and  satisfactory  to the Province in its  reasonable  judgment and (iv) all stamp duties or other like taxes and duties or value added taxes  payable  under the laws of the United  Kingdom  upon and in  connection  with the  execution, issue and  subscription  of the  Securities or the execution and delivery of this  Agreement and the Fiscal Agency  Agreement.
         Except as  provided  in Section 9 hereof,  the  Province  shall not be  required  to pay or bear any fees or  expenses  of the
         Underwriters.

(b)      The  Underwriters  agree with the Province to deliver to the Province a letter prior to the Closing Date  containing the total sales of the Securities  made in the initial  distribution  in the United States  together with an estimate of the number of Securities reasonably  expected  to be sold  within the  United  States in  secondary  market  transactions  within 40 days of the  Closing  Date;
provided,  however,  that the Underwriters shall bear no responsibility for any discrepancy between such estimate and the actual number of Securities sold within the United States pursuant to such secondary market transactions in such time period.

6.       Selling Restrictions.

(a)      United  Kingdom.  The  Underwriters,  on behalf of themselves and each of their  affiliates  that  participates in the initial distribution  of the  Securities,  represent  to and agree with the Province  that they and each of their  respective  affiliates  have complied and will comply with all  applicable  provisions of the  Financial  Services and Markets Act 2000 (the "FSMA") with respect to anything done by them in relation to the Securities in, from or otherwise involving the United Kingdom.

(b)      Japan.  The  Securities  have not been and  will not be  registered  under  the  Securities  and  Exchange  Law of Japan  and, accordingly,  the  Underwriters,  on behalf of themselves and each of their  respective  affiliates  that  participates  in the initial distribution  of the  Securities,  have  undertaken  that they  have not  offered  or sold and will not  offer or sell any  Securities, directly or indirectly,  in Japan or to, or for the benefit of, any Japanese  Person or to others for  re-offering or resale,  directly or  indirectly,  in Japan or to or for the benefit of any  Japanese  Person  except  pursuant  to an  exemption  from the  registration requirements of the Securities and Exchange Law of Japan, and under  circumstances  which will result in compliance with all applicable laws,  regulations and guidelines  promulgated by the relevant  Japanese  governmental and regulatory  authorities and in effect at the relevant  time.  For the  purposes  of this  paragraph,  "Japanese  Person"  shall mean any person  resident  in Japan,  including  any corporation or other entity  organized under the laws of Japan. As part of the offering of the Securities,  the  Underwriters may offer the Securities in Japan to a list of 49 offerees in accordance with this Section 6(b).

(c)      Hong Kong.  The  Underwriters,  on behalf of themselves  and each of their  respective  affiliates  that  participates  in the initial  distribution of the  Securities,  represent to and agree with the Province that they and each of their  respective  affiliates have not,  directly or  indirectly,  offered to sell the Securities and will not offer to sell the Securities in Hong Kong, by means of any document,  other than to persons whose ordinary business is to buy or sell shares or debentures,  whether as principal or agent, or in circumstances  which do not constitute an offer to the public within the meaning of the Companies  Ordinance (Cap. 32) of Hong Kong, and unless  permitted to do so under the securities  laws of Hong Kong,  have not issued or had in their  possession for the purpose of issue, and will not issue or have in their  possession for the purpose of issue,  directly or indirectly,  any invitation,  document or advertisement  relating to the Securities other than with respect to the Securities  intended to be disposed of to persons outside Hong
Kong or only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or agent.

(d)      Sale and  Distribution.  In addition to the  provisions of Sections 6(a), (b) and (c) above,  the  Underwriters,  on behalf of themselves and each of their respective  affiliates that participates in the initial  distribution of the Securities,  represent to and agree with the  Province  that they and each of their  respective  affiliates  have not offered,  sold or  delivered  and they will not offer,  sell or deliver,  directly or indirectly,  any of the  Securities or distribute the Basic  Prospectus,  any  Preliminary  Final
Prospectus or the Final  Prospectus or any other offering  material  relating to the  Securities,  in or from any  jurisdiction  except under  circumstances that will, to the best of their knowledge and belief,  after reasonable  investigation,  result in compliance with the applicable  laws and  regulations  thereof and which will not impose any  obligations  on the Province  except as contained in this
Agreement.

(e)      Authorizations.  Without  prejudice to the provisions of Sections 6(a), (b), (c) and (d) and except for the  qualification  of the Securities for offer and sale and the  determination of their  eligibility for investment  under the applicable  securities laws of such jurisdictions as the  Representatives  may designate  pursuant to Section 5(a)(v),  the Province shall not have any responsibility for, and the  Underwriters  agree with the Province that the Underwriters  and their  respective  affiliates will obtain,  any consent, approval or authorization  required by them for the  subscription,  offer,  sale or delivery by them of any of the Securities under the laws and  regulations in force in any  jurisdiction to which they are subject or in or from which they make such  subscription,  offer, sale or delivery of any of the Securities.

7.       Conditions to the Obligations of the  Underwriters.  The obligations of the  Underwriters to purchase the Securities  shall be subject to the accuracy of the  representations  and warranties on the part of the Province  contained herein as of the date hereof, as of the date of the  effectiveness of any amendment to the Registration  Statement filed prior to the Closing Date (including the filing of any document  incorporated by reference  therein) and as of the Closing Date, to the accuracy of the statements of the Province made in any  certificates  pursuant to the provisions  hereof,  to the performance by the Province of its  obligations  hereunder and to the following additional conditions:

(a)      No stop order  suspending the  effectiveness  of the  Registration  Statement,  as amended from time to time,  shall have been issued and no proceedings for that purpose shall have been  instituted or threatened;  and the Final  Prospectus  shall have been filed with the Commission  pursuant to Rule 424 not later than 5:00 P.M.,  New York City time, on the second  business day following the date hereof or transmitted by a means reasonably calculated to result in filing with the Commission by such date.

(b)      The Province shall have furnished to the  Representatives,  on behalf of the Underwriters,  on or prior to the Closing Date, a written opinion dated the Closing Date of the Deputy Attorney  General,  Assistant  Deputy Attorney  General,  Acting  Assistant Deputy
Attorney General of the Province or any solicitor who is an employee of the Crown and seconded to the Legal Services  Branch,  Ministry of Finance,  addressed  to the  Minister of Finance of the Province to the effect  that,  based on the  assumptions  and subject to the qualifications set forth therein:

(i)      this Agreement has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and the Order or Orders of the Lieutenant Governor in Council applicable  thereto,  and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms;

(ii)     the Fiscal Agency  Agreement has been duly  authorized,  executed and delivered by the Province in accordance with the laws of the Province and the Order or Orders of the Lieutenant  Governor in Council  applicable  thereto,  and, assuming due execution and delivery by the Fiscal Agent,  constitutes a legal, valid and binding agreement of the Province  enforceable in accordance with its terms;

(iii)    the  Securities  have been duly  authorized  and the Global  Securities  have been duly executed by the Province in accordance with the laws of the Province and the Order or Orders of the  Lieutenant  Governor in Council  applicable  thereto,  and, when authenticated  in  accordance  with the  provisions  of the  Fiscal  Agency  Agreement  and  delivered  to and paid for by the
         Underwriters  pursuant to this Agreement,  will constitute legal, valid and binding  obligations of the Province,  enforceable in accordance with their terms;

(iv)     the statements in the Final Prospectus  under the headings  "Description of Debt Securities and Warrants-- Canadian Income Tax
         Considerations"  and  "Taxation-- Canadian  Taxation"  are accurate in all  material  respects  subject to the  qualifications therein stated;

(v)      the payment of principal of and interest on the  Securities  will be a charge on and payable out of the  Consolidated  Revenue
         Fund of the Province of Ontario (as defined in the Financial Administration Act (Ontario));

(vi)     no authorization,  consent, waiver or approval of, or filing, registration,  qualification or recording with, any governmental authority of the Province of Ontario or of Canada is required in connection  with the execution,  delivery and  performance by the Province of this  Agreement or the Fiscal  Agency  Agreement or the sale of the  Securities  by the Province in the manner contemplated  in this  Agreement  and the Final  Prospectus,  except  for the Order or Orders of the  Lieutenant  Governor  in
         Council and an approval under section 28 of the Financial Administration Act (Ontario), which have been obtained;

(vii)    no stamp or other similar duty or levy is payable  under the laws of the Province of Ontario or the laws of Canada  applicable in the Province in connection  with the execution,  delivery and  performance by the Province of this Agreement and the Fiscal
         Agency  Agreement,  or in connection  with the issue and sale of the Securities by the Province in the manner  contemplated in this Agreement and the Final Prospectus; and

(viii)   Her  Majesty  the Queen in right of Ontario  may be sued in the courts of the  Province  of Ontario  with regard to any claims arising out of or  relating  to the  obligations  of the  Province  under the  Securities.  No law in the  Province of Ontario requires  the consent of any public  official  or  authority  for suit to be brought or  judgment  to be obtained  against Her
         Majesty the Queen in right of Ontario  arising out of or relating to the  obligations  of the Province  under the  Securities, though in certain  circumstances  prior notice and  particulars  of a claim must be given to Her Majesty the Queen in right of
         Ontario.  An  amount  payable  by Her  Majesty  the Queen in right of  Ontario  under an order of a court of the  Province  of
         Ontario  that is final and not subject to appeal is payable out of the  Consolidated  Revenue  Fund of the Province of Ontario
         pursuant to the Proceedings Against the Crown Act (Ontario).

(c)      The  Representatives,  on behalf of the  Underwriters,  shall have  received on the Closing Date from Shearman & Sterling LLP,
United States counsel to the Province, favorable opinions dated the Closing Date to the effect that:

(i)      the statements in the Final Prospectus under  "Description of Bonds",  "Clearing and Settlement" and  "Underwriting",  insofar as such statements  constitute a summary of the legal matters,  documents or proceedings  referred to therein,  fairly present the information called for with respect to such legal matters, documents and proceedings;

(ii)     the statements in the Final Prospectus  under the headings  "Description of Debt Securities and Warrants--United States Income
         Tax  Considerations",  as supplemented by "Taxation-- United States Taxation",  to the extent that they constitute  matters of law or legal conclusions, fairly present the information disclosed therein in all material respects;

(iii)    the  Registration  Statement and the Final  Prospectus,  excluding the documents  incorporated by reference  therein,  and any supplements  or  amendments  thereto  (other than the financial  statements  and other  financial  data and  statistical  data contained  therein or omitted  therefrom,  as to which such counsel  need not express any opinion)  appear on their face to be appropriately  responsive in all material  respects to the  requirements  of the Securities  Act and the applicable  rules and regulations of the Commission thereunder; and

(iv)     the documents  incorporated by reference in the Final Prospectus (other than the financial  statements and other financial and statistical  data contained  therein or omitted  therefrom,  as to which such counsel need express no opinion),  except to the extent that any  statement  therein is modified or superseded  in the Final  Prospectus,  as of the dates they were filed with the  Commission,  appear on their face to be  appropriately  responsive in all material  respects to the  requirements  of the
         Exchange Act and the applicable rules and regulations of the Commission thereunder.

                  Such  counsel  shall also state that  although  they have not  verified,  are not passing  upon and do not assume any responsibility  for, the accuracy,  completeness  or fairness of the statements  contained in the  Registration  Statement or the Final
Prospectus  (including the documents  incorporated by reference therein),  such counsel has, however,  generally reviewed and discussed such statements with  representatives of the Ontario Financing  Authority and Ministry of Finance of the Province and, in the course of such review and  discussion,  no facts have come to such  counsel's  attention  which  gives them  reason to believe  that (A) that the
Registration  Statement  (including the documents  incorporated  by reference  therein,  other than the financial  statements and other financial  data and  statistical  data  contained  therein or omitted  therefrom,  as to which such  counsel has not been  requested to comment),  at the time it became  effective,  contained  an untrue  statement  of a material  fact or omitted to state a material  fact required to be stated therein or necessary to make the statements  therein not  misleading,  or (B) the Final  Prospectus as amended or supplemented,  if applicable (including the documents  incorporated by reference therein, other than the financial statements and other financial  data and  statistical  data  contained  therein or omitted  therefrom,  as to which such  counsel has not been  requested to comment),  as of the date of such Final  Prospectus  as amended or  supplemented,  if  applicable,  or the Closing  Date,  contained or contains  an untrue  statement  of a  material  fact or  omitted or omits to state a material  fact  necessary  to make the  statements therein, in the light of the circumstances under which they were made, not misleading.

                  In giving such opinions,  such counsel may rely,  without  independent  investigation,  as to matters relating to the federal  law of Canada or the laws of the  Province  of  Ontario,  on the  opinion of the Deputy  Attorney  General,  Assistant  Deputy
Attorney  General,  Acting  Assistant  Deputy  Attorney  General of the Province or any  solicitor  who is an employee of the Crown and seconded to the Legal Services Branch, Ministry of Finance, rendered pursuant to Section 7(b) hereof.

(d)      The  Representatives,  on behalf of the  Underwriters,  shall have  received on the  Closing  Date from Davis Polk & Wardwell,
United States counsel for the Underwriters,  and Stikeman Elliott LLP, Canadian counsel for the Underwriters,  favorable opinions dated the Closing Date as to the form and validity of the  Securities and as to the  proceedings  and other related  matters  incident to the issuance and sale of the Securities on the Closing Date, and the  Representatives,  on behalf of the Underwriters,  shall have received on the Closing Date from Davis Polk & Wardwell a favorable  opinion dated the Closing Date with respect to the Registration  Statement,
Preliminary  Final  Prospectus and the Final Prospectus and other related matters as the  Representatives  may reasonably  require.  In giving their  opinion,  Davis Polk & Wardwell  may rely upon the opinion of Stikeman  Elliott LLP as to matters of Canadian and Ontario law.

(e)      The Province shall have furnished to the  Representatives,  on behalf of the  Underwriters,  on the Closing Date a certificate of the Province,  signed by the duly authorized  officer of the Province (who may rely as to proceedings  pending or contemplated  upon the best of his knowledge), dated the Closing Date, to the effect that:

(i)      the  representations  and warranties of the Province in this Agreement are true and correct in all material respects on and as of the  Closing  Date  with the  same  effect  as if made on the  Closing  Date and the  Province  has  complied  with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)     no stop order suspending the effectiveness of the Registration  Statement,  as amended, has been issued and no proceedings for that purpose have been instituted or, to the Province's knowledge, threatened; and

(iii)    there has been no material  adverse change in the financial,  economic or political  conditions of the Province from those set forth in or contemplated by the  Registration  Statement and the Final  Prospectus  other than changes arising in the ordinary and normal course.

(f)      Subsequent to the execution of this  Agreement and on or prior to the Closing Date,  there shall not have been any decrease in the ratings of any of the Province's  long-term debt securities by Moody's  Investors  Service or Standard & Poor's,  a division of The
McGraw-Hill Companies, Inc.

(g)      Application  shall have been made on or prior to the Closing Date to list the  Securities on the Stock  Exchange and the Stock
Exchange shall have approved the Securities for listing.

(h)      Prior to the Closing Date, the Province shall have furnished to the  Representatives  such further  information,  certificates and documents as the Representatives may reasonably request.

                  If any of the conditions  specified in this Section 7 shall not have been fulfilled in all material respects when and as provided in this Agreement,  or if any of the opinions and certificates  mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably  satisfactory in form and substance to the  Representatives,  this Agreement and all obligations of the  Underwriters  hereunder  may be  cancelled  at, or at any time prior to, the Closing Date by the  Representatives.  Notice of such cancellation shall be given to the Province in writing or by telephone or facsimile transmission, in either case confirmed in writing.

8.       Stabilization  and  Over-allotment.  Any  over-allotment  or stabilization  transaction by the Underwriters in connection with the  distribution  of the Securities  shall be effected by them on their own behalf and not as agents of the Province,  and any gain or loss arising  therefrom  shall be for their own account.  The  Underwriters  acknowledge  that the Province has not been  authorized to issue  Securities  in excess of the  principal  amount set forth in  Schedule I hereto.  The  Underwriters  also  acknowledge  that the
Province has not  authorized  the  carrying  out by the  Underwriters  of  stabilization  transactions  other than in  conformity  with applicable rules,  including those made pursuant to applicable  United Kingdom  legislation and Regulation M under the Exchange Act (if applicable).

9.       Indemnification and Contribution.

(a)      The Province  agrees to indemnify and hold harmless each  Underwriter  and each of its  affiliates  that  participates  in the initial  distribution  of the  Securities  and each person who controls any  Underwriter  or any such  affiliate  within the meaning of either the Securities Act or the Exchange Act against any and all losses,  claims,  damages or liabilities,  joint or several, to which they or any of them may become  subject  under the laws of any  jurisdiction,  including  but not limited to the  Securities  Act,  the
Exchange Act or other United States Federal or state statutory law or regulation,  at common law or otherwise,  insofar as such losses, claims,  damages or liabilities (or actions in respect  thereof) arise out of or are based upon any untrue  statement or alleged untrue statement of a material fact contained in the  Registration  Statement for the registration of the Securities as originally filed or in any  amendment  thereof,  including  all documents  incorporated  by  reference,  or in the Basic  Prospectus,  any  Preliminary  Final
Prospectus or the Final Prospectus,  or in any amendment thereof or supplement  thereto, or arise out of or are based upon the omission or alleged  omission to state  therein a material fact required to be stated  therein or necessary to make the  statements  therein not misleading,  and agrees to reimburse,  as incurred, each such indemnified party, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action;  provided,  however, that (i) the
Province  will not be liable in any such case to the extent that any such loss,  claim,  damage or liability  arises out of or is based upon any such untrue  statement or alleged  untrue  statement  or omission or alleged  omission  made  therein in reliance  upon and in conformity  with  written  information  furnished  to the  Province  by or on behalf of any  Underwriter  through  the  Representatives specifically  for use in connection with the preparation  thereof,  and (ii) such indemnity with respect to the Basic Prospectus or any
Preliminary  Final  Prospectus  shall not enure to the benefit of any Underwriter or affiliate  thereof (or any person  controlling any
Underwriter or affiliate) from whom the person asserting any such loss, claim,  damage or liability  purchased the Securities which are the  subject  thereof  if such  person  did not  receive  a copy of the  Final  Prospectus  (or the  Final  Prospectus  as  amended  or supplemented)  at or prior to the  confirmation  of the sale of such  Securities  to such  person in any case  where such  delivery  is required by the  Securities  Act and the untrue  statement  or omission of a material  fact  contained in the Basic  Prospectus  or any
Preliminary  Final  Prospectus  was  corrected in the Final  Prospectus  (or the Final  Prospectus  as amended or  supplemented).  This indemnity agreement will be in addition to any liability which the Province may otherwise have.

(b)      Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Province:

(i)      to the same extent as the foregoing  indemnity from the Province to such Underwriter,  but only to the extent that such untrue statement  or alleged  untrue  statement  or omission or alleged  omission was made in reliance  upon and in  conformity  with written information  furnished to the Province by or on behalf of such Underwriter  through the  Representatives  specifically for use in the preparation of the documents referred to in the foregoing indemnity;

(ii)     against any and all losses, claims,  damages or liabilities,  joint or several, to which the Province may become subject under the laws of any  jurisdiction,  including  but not limited to the  Securities  Act, the  Exchange  Act or other United  States
         Federal  or state  statutory  law or  regulation,  at common law or  otherwise,  insofar as such  losses,  claims,  damages or liabilities (or actions in respect  thereof) arise out of or are based upon any untrue  statement or alleged untrue  statement of a material fact  contained in any document  prepared by such  Underwriter  and  distributed  by it in  connection  with the offering of the  Securities,  or which  arise out of or are based upon the  omission  or alleged  omission to state  therein a material fact necessary to make the statements  therein not  misleading,  and which  statement or omission is not contained in the Preliminary Final Prospectus, the Final Prospectus or the agreed press releases; and

(iii)    against any and all losses,  claims,  damages or  liabilities,  joint or several,  to which the  Province  may become  subject arising  out of or in  connection  with a breach by such  Underwriter  (or its  affiliates  that  participate  in the  initial distribution of the Securities) of any  representation,  or failure to perform or observe any agreement,  contained in Section
         6 of this Agreement.

                  Each  Underwriter,  severally  and not  jointly,  agrees to  reimburse,  as  incurred,  any  legal or other  expenses reasonably  incurred by the Province in connection with  investigating or defending any such loss, claim,  damage,  liability or action referred  to in  clauses  (i),  (ii) and  (iii)  above.  This  indemnity  agreement  will be in  addition  to any  liability  which any
Underwriter may otherwise have. The Province  acknowledges,  for the purposes of clause (i) above,  that the statements set forth under the heading  "Underwriting"  (except for the  statements in the paragraphs  relating to the FSMA and the  securities  laws of Japan and
Hong Kong and the  sentence  relating  to stamp  taxes and other  charges  and  expenses  of the  offering)  in any  Preliminary  Final
Prospectus  or the Final  Prospectus  constitute  the only  information  furnished in writing by or on behalf of the  Underwriters  for inclusion in any of the  documents  referred to in the foregoing  indemnity,  and the  Underwriters  confirm that such  statements  are correct.

(c)      Each of the  Province  and the  Underwriters  agree that the  Underwriters  shall have and hold the  covenants of the Province contained in this Section 9 in respect of the  Underwriters'  controlling  persons (as defined  above) and  affiliates in trust for the benefit of their  controlling  persons and affiliates.  The Underwriters  agree to accept the trusts in this paragraph (c) declared and provided for and agree to enforce those covenants on behalf of such persons.

(d)      Promptly  after  receipt by an  indemnified  party under this  Section 9  of notice of the  commencement  of any action,  such indemnified  party will, if a claim in respect thereof is to be made against the  indemnifying  party under this Section 9,  notify the indemnifying  party in writing of the commencement  thereof;  but the omission so to notify the indemnifying  party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 9.

                  In case any such action is brought  against any  indemnified  party,  and it notifies the  indemnifying  party of the commencement  thereof,  the indemnifying party will be entitled to appoint counsel  satisfactory to such indemnified party to represent the indemnified party in such action;  provided,  however, that if the defendants in any such action include both the indemnified party and the indemnifying  party and the indemnified party shall have reasonably  concluded that there may be legal defenses available to it and/or other indemnified  parties which are different from or additional to those available to the indemnifying  party, the indemnified party or  parties  shall  have the right to select  separate  counsel  to defend  such  action on behalf of such  indemnified  party or parties.  An indemnifying  party will not,  without the prior written  consent of the  indemnified  parties (which consent shall not be unreasonably  withheld  or  delayed),  settle or  compromise  or consent to the entry of any  judgment  with  respect to any pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder (whether or not the  indemnified  parties are actual or potential  parties to such claim or action) unless such  settlement,  compromise or consent includes  an  unconditional  release  of each  indemnified  party  from  all  liability  arising  out of such  claim,  action,  suit or proceeding.  In order to be entitled to an indemnity  with respect to a claim  hereunder,  an indemnified  party will not,  without the prior written consent of the indemnifying parties (which consent shall not be unreasonably  withheld or delayed),  settle or compromise or consent to the entry of any judgment  with respect to such pending or  threatened  claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether or not the  indemnifying  parties are actual or  potential parties to such claim or action).

                  Upon receipt of notice from the indemnifying  party to such  indemnified  party of its election so to appoint counsel to defend  such  action and  approval by the  indemnified  party of such  counsel,  the  indemnifying  party will not be liable to such indemnified  party under this Section 9 for any legal or other expenses  subsequently  incurred by such indemnified party in connection with the defense thereof unless

(i)      the indemnified  party shall have employed  separate  counsel in accordance with the proviso to the first sentence of the next preceding  paragraph (it being understood,  however,  that the indemnifying party shall not be liable for the expenses of more than one separate counsel,  approved by the  Representatives in the case of paragraph (a) of this Section 9,  representing the indemnified parties under such paragraph (a) who are parties to such action),

(ii)     the  indemnifying  party shall not have employed  counsel  reasonably  satisfactory to the indemnified  party to represent the indemnified party within a reasonable time after notice of commencement of the action, or

(iii)    the indemnifying  party has authorized the employment of counsel for the indemnified  party at the expense of the indemnifying party;  and except  that,  if clause  (i) or (iii) is  applicable,  such  liability  shall be only in  respect of the  counsel referred to in such clause (i) or (iii).

(e)      In order to provide  for just and  equitable  contribution  in  circumstances  in which the  indemnification  provided  for in paragraph (a) of this Section 9 is due in accordance  with its terms but is for any reason held by a court to be  unavailable  from the
Province on grounds of policy or  otherwise,  the Province and the  Underwriters  shall  contribute to the  aggregate  losses,  claims, damages and liabilities  (including legal or other expenses  reasonably incurred in connection with investigating or defending same) to which the Province and the  Underwriters  may be subject in such proportion so that the  Underwriters  are responsible for that portion represented by the percentage that the underwriting  discount  specified in Schedule I hereto bears to the sum of such discount and the purchase price of the Securities  specified in Schedule I hereto and the Province is responsible  for the balance;  provided,  however, that (a) in no case shall any  Underwriter  be  responsible  for any amount in excess of the  underwriting  discount  applicable to the
Securities  purchased by such  Underwriter  hereunder and (b) no person guilty of fraudulent  misrepresentation  (within the meaning of
Section  11(f) of the  Securities  Act) shall be  entitled  to  contribution  from any  person  who was not  guilty of such  fraudulent misrepresentation.  For purposes of this Section 9, each person who controls an  Underwriter  within the meaning of the  Securities Act shall have the same rights to  contribution  as the  Underwriters,  and each person who controls the Province within the meaning of the
Securities  Act and each  official of the  Province  who shall have  signed the  Registration  Statement  shall have the same rights to contribution  as the Province.  Any party  entitled to  contribution  will,  promptly  after receipt of notice of  commencement  of any action,  suit or  proceeding  against  such party in respect of which a claim for  contribution  may be made against  another  party or parties under this  paragraph (e),  notify such party or parties from whom  contribution  may be sought,  but the omission to so notify such party or parties  shall not relieve the party or parties  from whom  contribution  may be sought from any other  obligation  it or they may have hereunder or otherwise than under this paragraph (e).

10.      Default by an Underwriter.  If any one or more  Underwriters  shall fail to purchase and pay for any of the Securities  agreed to be  purchased  by such  Underwriter  or  Underwriters  hereunder  and such  failure to purchase  shall  constitute  a default in the performance of its or their obligations under this Agreement,  the remaining  Underwriters shall be obligated  severally to take up and pay for (in the  respective  proportions  which the amount of Securities  set forth opposite their names in Schedule II hereto bears to the  aggregate  amount of  Securities  set forth  opposite  the  names of all the  remaining  Underwriters)  the  Securities  which the defaulting  Underwriter or Underwriters agreed but failed to purchase;  provided,  however, that in the event that the aggregate amount of Securities which the defaulting  Underwriter or Underwriters  agreed but failed to purchase shall exceed 10% of the aggregate amount of  Securities  set forth in Schedule II hereto,  the  remaining  Underwriters  shall have the right to purchase  all, but shall not be under any obligation to purchase any, of the  Securities,  and if such  nondefaulting  Underwriters do not purchase all the Securities, this Agreement will terminate  without  liability to any  nondefaulting  Underwriter or the Province.  In the event of a default by any
Underwriter  as set forth in this Section 10, the Closing Date shall be postponed  for such period,  not  exceeding  seven days, as the
Representatives  shall determine in order that the required  changes in the  Registration  Statement and the Final Prospectus or in any
other documents or arrangements may be effected.  Nothing  contained in this Agreement shall relieve any defaulting  Underwriter of its liability, if any, to the Province and any nondefaulting Underwriter for damages occasioned by its default hereunder.

11.      Termination.  This  Agreement  shall be subject to  termination  in the  absolute  discretion  of the  Representatives  or the
Province,  by  notice  given to the  Province  or the  Representatives,  as the case may be,  prior to  delivery  and  payment  for the
Securities,  if prior to that time,  there shall have  occurred  such a change in national or  international  financial,  political  or economic  conditions or currency exchange rates or exchange controls which, in the reasonable  judgment of the  Representatives  or the
Province,  as the case may be, is material and adverse and such changes,  singly or together  with any other such change,  makes it, in the reasonable  judgment of the  Representatives  or the Province,  as the case may be,  impracticable  to market the Securities on the terms and in the manner  contemplated in the Final  Prospectus.  Notwithstanding  any such  termination,  the provisions of Sections 9,
12, and 15 hereof shall remain in effect.

12.      Representations and Indemnities to Survive.  The respective  agreements,  representations,  warranties,  indemnities and other statements  of the Province  and of the  Underwriters  set forth in or made  pursuant to this  Agreement  will remain in full force and effect,  regardless of any investigation made by or on behalf of the Underwriters or the Province or any of the officers,  directors or controlling persons referred to in Section 9 hereof, and will survive delivery of and payment for the Securities.

13.      Notices.  All communications  hereunder will be in writing and effective only on receipt,  and, if sent to the Representatives on behalf of the  Underwriters,  will be mailed,  delivered,  telecopied  or  telegraphed  and  confirmed  to them care of RBC Dominion
Securities  Corporation,  One Liberty Plaza, 2nd Floor, New York, New York,  10006-1404,  USA,  attention:  Liz Garvey  (Telecopier No.
212-428-3018)  or, if sent to the Province,  will be mailed,  delivered,  telecopied or telegraphed and confirmed at Ontario  Financing
Authority,  One Dundas Street West, Suite 1400,  Toronto,  Ontario,  M5G 1Z3, attention:  Executive Director,  Capital Markets Division
(Telecopier No. (416) 325-8111).

14.      Successors  and  Assigns.  This  Agreement  will  enure to the  benefit of and be binding  upon the  parties  hereto and their respective  successors and permitted  assigns and the officials and controlling  persons referred to in Section 9 hereof,  and no other person will have any right or obligation  hereunder.  Neither this  Agreement nor any interest or obligation in or under this Agreement may be assigned by the  Underwriters  without the prior  written  consent of the Province or by the Province  without the prior written consent of the Representatives on behalf of the Underwriters.

15.      Governing  Law. This  Agreement  will be governed by and construed in accordance  with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

16.      Counterparts.  This Agreement may be executed in one or more  counterparts  (including  counterparts  by facsimile) and when a counterpart has been executed by each party hereto all such counterparts taken together shall constitute one and the same agreement.

17.      Advertisements.  All  advertisements  of the issue of the  Securities or  publication of such formal notice as may be required by the rules of the Stock  Exchange in  connection  with the listing of the  securities on the Stock  Exchange  shall be published in a form or forms and manner to which the  Province  consents in writing  prior to the date of  publication.  The Province may withhold its consent in its discretion  regarding the use of any symbol in any such  advertisement  and the publication in which such  advertisement is to appear.

18.      Time of the Essence.  Time shall be of the essence in this Agreement.

19.      Representation of Underwriters.  In all dealings hereunder,  the  Representatives  shall, and have all necessary authority to, act on behalf of each of the Underwriters,  and the Province shall be entitled to act and rely upon any statement,  request,  notice or agreement given by the Representatives, jointly or individually, on behalf of any of the Underwriters.

                  If the  foregoing  is in  accordance  with your  understanding  of our  agreement,  please  sign and return to us the enclosed  duplicate  hereof,  whereupon this letter and your acceptance shall represent a binding  agreement among the Province and the
Underwriters.

                                                              Very truly yours,
                                                              Province of Ontario

                                                              By:    /s/ Gadi Mayman
                                                                  Name:       Gadi Mayman
                                                                  Title:      Executive Director
                                                                              Capital Markets Division
                                                                              Ontario Financing Authority

The foregoing Agreement is
hereby confirmed and accepted
as of the date first above written.

RBC Dominion Securities Corporation

By:   /s/ Simon Ling
         Authorized Signatory

For itself and on behalf of the several Underwriters.

                                                              SCHEDULE I

Underwriting Agreement dated as of November 19, 2003

         Underwriters:                               As listed on Schedule II

         Fiscal Agency Agreement:                    Fiscal  Agency  Agreement  dated as of November  26, 2003  between the Province of
                                                     Ontario and The Bank of New York, as Fiscal Agent

Title, Purchase Price and Description of Securities

         Title:                                      2.65% Bonds due December 15, 2006

         Aggregate principal amount:                 U.S.$1,000,000,000

         Denomination:                               U.S.$1,000 and integral multiples thereof

         Price to public:                            99.909% plus accrued  interest from  November 26, 2003 if settlement  occurs after that date

         Purchase price (include accrued
         interest or amortization, if any):          99.834% plus accrued  interest from  November 26, 2003 if settlement  occurs after that date

         Underwriting discount:                      0.075%

         Maturity:                                   December 15, 2006

         Interest rate:                              2.65%

         Interest payment dates:                     Interest for the initial  interest  period from, and including,  November 26, 2003
                                                     to,  but   excluding,   June  15,   2004  will  be  payable  on  June  15,   2004.
                                                     Thereafter,  interest  will be payable in two equal  semi-annual  installments  in arrears on June 15 and December 15.

         Redemption provisions:                      The Securities will not be redeemable  prior to maturity unless  specified  events occur involving Canadian taxation

         Withholding Taxes:                          Principal of and interest on the Securities  will be payable  without  withholding or deduction for Canadian  withholding  taxes to the extent described in the Final
                                                     Prospectus

         Sinking fund provisions:                    None

         Other provisions:                           None

         Pre-Closing Date, Time and Location:        November 25, 2003 at the offices of Shearman & Sterling LLP, Toronto

         Closing Date, Time and Location:            November  26,  2003 at 9:00 a.m.  Toronto  time,  upon  crediting  the  Securities through  DTC to the  Underwriters  after  receipt by the  Province  of the payment therefor, at the offices of Shearman & Sterling LLP, Toronto

                                                              SCHEDULE II

                                                                          Principal Amount
                                                                          of Securities to
Underwriter                                                               be Purchased
Citigroup Global Markets Inc.                                                       U.S.$300,000,000
Merrill Lynch, Pierce, Fenner & Smith                                                    300,000,000
                    Incorporated
RBC Dominion Securities Corporation                                                      300,000,000
Deutsche Bank Securities Inc.                                                             20,000,000
J.P. Morgan Securities Inc.                                                               20,000,000
Lehman Brothers Inc.                                                                      20,000,000
Canadian Imperial Bank of Commerce, London Branch                                         10,000,000
National Bank Financial Inc.                                                              10,000,000
Scotia Capital (USA) Inc.                                                                 10,000,000
The Toronto-Dominion Bank                                                                 10,000,000
         Total                                                                    U.S.$1,000,000,000

                                                                                Opinion of Legal Counsel

Ministry of the                Ministere du
Attorney General               Procureur general

Legal Services Branch          Direction des services juridiques
Ministry of Finance            Ministere des Finances

[GRAPHIC OMITTED]

Ontario
777 Bay Street                 777, rue Bay
11th Floor                     11e etage
Toronto ON M7A 1Y7             Toronto ON M7A 1Y7

Telephone: (416) 325-1456      Telephone:   (416) 325-1456
Facsimile:   (416) 325-1460    Telecopieur: (416) 325-1460                             November 26, 2003

The Honourable Greg Sorbara
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:          Province of Ontario Issue of U.S. $1,000,000,000
                  2.65% Bonds due December 15, 2006

         I am counsel to the Province of Ontario (the "Province") in connection with the issue of
2.65% Bonds due December 15, 2006 of the Province in the aggregate principal amount of U.S.
$1,000,000,000 (the "Bonds") and the sale of the Bonds by the Province pursuant to an underwriting agreement dated as of November 19, 2003, (the "Underwriting Agreement"), between the Province and the Underwriters named therein.

         This opinion is being delivered pursuant to paragraph 7(b) of the Underwriting Agreement.
Terms used but not defined herein shall have the meanings ascribed thereto in the Underwriting
Agreement.

         I have examined originals or copies, certified or otherwise identified to my satisfaction, of the following:

         (a)      the Underwriting Agreement;

         (b)      a fiscal agency agreement dated as of November 26, 2003, (the "Fiscal Agency
                  Agreement"), between the Province and The Bank of New York, including the forms of global notes appended thereto;

         (c)      the supplemented form of prospectus of the Province, including the Basic Prospectus as so supplemented and the documents incorporated by reference therein, dated
                  November 19, 2003, relating to the offering and sale of the Bonds (the "Final
                  Prospectus");

                                                       - 2 -

         (d)      the Financial Administration Act (Ontario);

         (e)      the Capital Investment Plan Act, 1993 (Ontario);

         (f)      the Interpretation Act (Ontario);

         (g)      the Proceedings Against the Crown Act (Ontario);

         (h)      the Currency Act (Canada);

         (i)      a certified copy of the Order of the Lieutenant Governor in Council of the Province
                  of Ontario numbered O.C. 1664/2003 dated November 12, 2003 made pursuant to the Financial Administration Act (Ontario) ( the "Order in Council") authorizing the issue and sale of the Bonds;

         (j)      a certificate of the Province dated November 26, 2003 as to the incumbency of certain representatives of the Province;

         (k)      a certificate of the Province dated November 26, 2003 relating to the borrowing authority remaining under the Order in Council;

         (l)      a certificate of the Province dated November 26, 2003 related to the approval required under section 28 of the Financial Administration Act (Ontario);

         (m)      a written order of the Province to the Registrar relating to the authentication and delivery of the Global Bonds; and

         (n)      the Global Bonds dated November 26, 2003, executed by and sealed on behalf of the
                  Province.

         I have also examined such certificates of public officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

         For the purposes of this opinion, I have assumed, with regard to all documents examined by me, the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to authentic original documents of all documents submitted to me as certified, conformed, telecopies or photostatic copies.  I have also assumed, for the purposes of the opinions expressed in paragraphs 1 and 2 below, the due execution and delivery of all agreements by the parties thereto other than the Province.

         This opinion is based upon legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that, insofar as any obligation is to be performed in any jurisdiction outside Ontario, its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction.

         I have also assumed that, for the purposes of the opinions expressed in paragraphs 1 and

                                                       - 3 -

6 below, the Underwriters, and each of their affiliates that participate in the initial distribution of the
Bonds in Ontario, will at all times comply with the selling restrictions specified in Section 6(d) of the Underwriting Agreement as they relate to Ontario and have relied on the undertaking of the
Underwriters in this regard.

         The opinions given in paragraphs 1, 2, 3, 5, and 8 below are subject to the following limitations and qualifications:

         (A)      the enforceability of Underwriting Agreement may be limited by general equitable principles;

         (B)      the availability of equitable remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

         (C)      pursuant to the Currency Act (Canada) a judgment by a court of the Province of
                  Ontario must be awarded in Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment;

         (D)      a court of the Province of Ontario may refuse to enforce any right of indemnity or contribution under the Underwriting Agreement to the extent such is found to be contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable in Ontario; and

         (E)      a court of the Province of Ontario may not against Her Majesty the Queen in right of
                  Ontario:

                  (i)     grant an injunction or make an order for specific performance,

                  (ii)    make an order for recovery or delivery of real or personal property, or

                  (iii)   issue execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

                  Subject to the foregoing, I am of the opinion that:

         (1)      The Underwriting Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province and the Order in Council, and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

         (2)      The Fiscal Agency Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province and the Order in Council and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

         (3)      The Bonds have been duly authorized and the Global Bonds have been duly executed by and sealed on behalf of the Province in accordance with the laws of the Province and the Order in Council and, when the Global Bonds are authenticated in

                                                       - 4 -

                  accordance with the provisions of the Fiscal Agency Agreement and delivered and paid for by the Underwriters pursuant to the Underwriting Agreement, they will constitute legal, valid and binding obligations of the Province, enforceable in accordance with their terms.

         (4)      The statements in the Final Prospectus under the headings "Description of Debt
                  Securities and Warrants-Canadian Income Tax Considerations" and "Taxation-
                  Canadian Taxation", are accurate in all material respects, subject to the qualifications therein stated.

         (5)      The payment of principal of and interest on the Bonds will be a charge on and payable out of the Consolidated Revenue Fund of the Province of Ontario (as defined in the Financial Administration Act (Ontario)).

         (6)      No authorization, consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Ontario or of
                  Canada is required in connection with the execution, delivery and performance by the
                  Province of the Underwriting Agreement or the Fiscal Agency Agreement, or the sale of the Bonds by the Province in the manner contemplated in the Underwriting
                  Agreement and the Final Prospectus, except for the Order in Council and the approval under section 28 of the Financial Administration Act (Ontario), which have been obtained.

         (7)      No stamp or other similar duty or levy is payable under the laws of the Province of
                  Ontario or the laws of Canada applicable in the Province in connection with the execution, delivery and performance by the Province of the Underwriting Agreement and the Fiscal Agency Agreement, or in connection with the issue and sale of the
                  Bonds by the Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus.

         (8)      Her Majesty the Queen in right of Ontario may be sued in the courts of the Province of Ontario with regard to any claims arising out of or relating to the obligations of the
                  Province under the Bonds.  No law in the Province of Ontario requires the consent of any public official or authority for suit to be brought or judgment to be obtained against Her Majesty the Queen in right of Ontario arising out of or relating to the obligations of the Province under the Bonds, though in certain circumstances prior notice and particulars of a claim must be given to Her Majesty the Queen in right of
                  Ontario.  An amount payable by Her Majesty the Queen in right of Ontario under an order of a court of the Province of Ontario that is final and not subject to appeal is payable out of the Consolidated Revenue Fund of the Province of Ontario pursuant to the Proceedings Against the Crown Act (Ontario).

         By reason of the matters aforesaid, I hereby advise that each of the said Bonds of the
Province is not inconsistent with any overriding law in force in the Province and that there is no requirement of the law applicable in the Province which has not been met or fulfilled.

                                                       - 5 -
         This opinion may be delivered to the Underwriters who may rely thereon in connection with the transactions contemplated under the Underwriting Agreement to the same extent as if such opinion were addressed to them.  In this regard, I wish to call to the attention of the Underwriters that, pursuant to section 43 of the Financial Administration Act (Ontario), where, in the opinion of the Minister of Finance of Ontario, a person is indebted to the Crown in right of Ontario or in right of Canada or any agency of the Crown in any specific sum of money, the Minister has the discretion to retain by way of deduction or set-off, out of money that is due and payable by the Province to that person, such sum as the Minister considers fit in the circumstances to be applied against such indebtedness of that person.

         I consent to the inclusion of this opinion in a Form 18-K/A amendment to the Province's annual report on Form 18-K for the year ended March 31, 2002, which annual report is incorporated by reference into Registration Statement No. 333-84746 and Registration Statement No. 333-105400
filed with the Securities and Exchange Commission of the United States of America.

                                                                     Yours truly,

                                                                        /s/ Kristina Knopp
                                                                     ------------------------------
                                                                     Kristina Knopp
                                                                     Legal Counsel
                                                                     Legal Services Branch
                                                                     Ministry of Finance

                                                                                Schedule of Expenses

                         V. SCHEDULE OF EXPENSES

     It is estimated  that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee.......................U.S.  $   58,880.00

Printing and Engraving expenses....................................$   20,000.00

Fiscal Agent, Paying Agent and
DTC Custodian fees and expenses....................................$   10,000.00

Legal fees and expenses............................................$   30,000.00

Rating Agency fees and expenses....................................$   27,240.00

Listing Agent fees and expenses....................................$   15,000.00

Depository fees and expenses................................................0.00

Underwriters' expense reimbursement.........................................0.00

T0TAL                                                         U.S.  $ 161,120.00
                                                              ==================